UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 20 August 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Media Release

Q2 ended 30 June 2015
Unaudited Results



SALIENT FEATURES

US$1,029
per ounce
All-in-sustaining costs

US$1,059
per ounce
All-in-costs

535,000
ounces
of attributable gold production

US$30 million
cash inflow
from operating activities*

3-year wage deal
concluded at
South Deep

Note: *Cash flow from operating activities less net capital expenditure and environmental payments

---

Cash positive despite the lower gold price

JOHANNESBURG. 20 AUGUST 2015

Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings attributable to our shareholders of US$12 million for the June 2015 quarter compared with net losses of US$14 million in the March 2014 quarter and net earnings of US$19 million in the June 2014 quarter. Normalised earnings of US$22 million for the June 2015 quarter compared with normalised losses of US$13 million in the March 2014 quarter and normalised earnings of US$25 million in the June 2014 quarter.

Interim dividend of 4 SA cents per share is payable on 14 September 2015.

Statement by Nick Holland,
Chief Executive Officer of Gold Fields

Gold price falls in recent weeks

While the fall in the gold price in recent weeks is of deep concern, we do not believe that Gold Fields needs to make structural changes to our business at this juncture. Currency weakness provides us with some respite, resulting in the A$ and Rand gold prices remaining at favourable levels. While Cerro Corona benefits to a much smaller extent from currency weakness, the mine is one of the lowest cost producers in the industry and can thus withstand prices lower than current levels. Our Ghanaian operations are most exposed to changes in the US$ gold price, however, Tarkwa is a low cost mine that still makes a margin at the current price and Damang is, in any event, being targeted for reinvestment to unlock value in its resource base.

Many of the more painful adjustments were already made in 2012 and 2013, at which point we structured the business to deliver a free cash-flow margin of 15% at a gold price of US$1,300/oz.

This translates roughly to an all-in cost breakeven level of US$1,050/oz. We remain firmly focused on delivering on our plans in terms of both cost and production in this lower gold price environment, and we will not divert our attention from the non-negotiables encompassed in our values, including safety, health, environmental stewardship and stakeholder engagement.

US$59m swing in net cash flow

After a planned slower start to the year in the March 2015 quarter due to mine production scheduling, we had a much improved June 2015 quarter. Attributable gold equivalent production for the quarter was up 7% quarter on quarter to 535koz (Q1 2015: 501koz) with all-in sustaining costs (AISC) 10% lower quarter on quarter at US$1,029/oz (Q1 2015: US$1,143/oz) and all-in costs (AIC) 9% lower at US$1,059/oz (Q1 2015: US$1,164/oz). Tarkwa, Cerro Corona and Granny Smith were the star performers in the quarter.

Regrettably there was a fatal accident at South Deep during the quarter. The mine was negatively impacted by the related stoppages as well as management induced "stop and fix" interventions. However, there was a marked improvement in production in the June month (477 kilograms produced) and there are positive trends that emerged through the quarter, specifically in the rates of ore production, de-stress mining and new mine development.

Encouragingly, despite the slightly lower gold price in the quarter, there was a US$59 million swing in net cash flow from an outflow of US$29 million in Q1 2015 to an inflow of US$30 million in Q2 2015.

Normalised earnings for the period were US$22 million, a turnaround from a normalised loss of US$13 million in the March 2015 quarter.

We maintain our full year production guidance of around 2.2Moz, however, production at South Deep is now expected to be approximately 6,500kg (previously 7,100kg), principally due to a deliberate focus to fix the base for a sustainable long-term future. The lower production at South Deep is offset by better than expected performance at Tarkwa, St Ives, Granny Smith and Cerro Corona. Cost guidance for the 2015 year of AISC of US$1,055/oz and AIC of US$1,075/oz remains unchanged.

Green shoots starting to emerge at South Deep

After a difficult 2014 and the introduction of a new management team, we took the decision at the start of 2015 to take a step back and 'get the basics right' at South Deep to ensure a stronger foundation for sustainable growth in the future. The first six months of the year have come with its own challenges as the new management team has adopted a strategy of embedding an improved safety and productivity culture as it sets the mine up for the long-term. Notwithstanding, production for Q2 2015 was 7% higher approximately at 1,203 kilograms (39koz), despite numerous safety related stoppages. However, we are starting to see some positive trends with momentum in key mining metrics increasing in June and July.

While we have reduced our 2015 production target for South Deep to approximately 6,500 kilograms, we maintain our aspiration of achieving cash breakeven by the end of 2016. The improvement in production in the second half of 2015 is expected to be driven by an increase in the contribution from large volume long hole stoping and the introduction of new fleet, which was already factored into our capital forecast at approximately R1billion for the year. The new fleet will increase the complement of category I equipment (rigs, loaders and trucks) by a third. These new additions will meaningfully increase equipment availabilities.

We have previously said that 2015 at South Deep is more about the inputs than the outputs and have undertaken to provide a 'progress report' on the inputs. In broad terms, we have identified three focus areas at South Deep: people, fleet and mining method.

People: To augment the current skills base, we have identified the need for an additional 160 skilled employees across all levels including front-line supervision, with approximately 75% having been recruited by the end of June. Most of the remaining hires are on the engineering side and we expect to have the majority in place by the end of this year. The other positive development on the labour front was the signing of the three-year wage deal until March 2018, as previously reported, which should give South Deep a degree of stability as the mine builds up.

Fleet: A review of the fleet at the mine necessitated the acquisition of an additional 27 pieces of category I equipment, in addition to the 75 pieces in service, of which seven are to be scrapped. The majority of the new equipment (approximately 85%) is expected to be operational by the end of Q3 2015, with the remainder planned before year-end. Maintenance continues to be the bottleneck impacting the availability of the fleet, with a comprehensive planned maintenance strategy being developed. During Q2 2015, we took the decision to outsource the maintenance of the fleet in corridor 2 to Sandvik (the equipment manufacturer). This will be fully implemented by November 2015 and should provide much needed skills transfer. Approximately 35% of ore production is sourced from this corridor. In addition, the new 93-

level workshop, with improved facilities and excess capacity, is expected to be fully operational for the 2 west and 3 west corridors by end-October 2015.

Mining method: The complexity and interdependence of the various elements of the mining method should not be underestimated, however, progress is being made on the different components.

- De-stress mining – one of the key constraints to de-stress mining has been support installation. At the end of June, eight additional support crews were deployed, which should debottleneck constraints in de-stress mining leading to a better last six months in 2015.
- Ripping/sliping of de-stress ends – a trial to convert footwall ripping to hangingwall ripping in order to improve efficiencies is expected to conclude in Q3 2015.
- Secondary support – introduction of dedicated crews responsible for secondary support installation and moving from only day shift to both day and night shifts as well as a change in the shift roster (an additional eight shifts per month). In addition, the number of rigs has increased from five in June to eight in August. All of these changes are planned to result in an increase in the rate of support installation.
- Backfill – backfill production increased from approximately 40kt per month at the start of the March 2015 quarter to approximately 80kt per month towards the end of the June 2015 quarter which was the highest seen in 24 months. This was achieved through the commissioning of the Full Plant Tailings (FPT) backfill plant. This situation will be further improved through the conversion from mechanical to hydraulic mining of surface tailings which is expected to commence at the end of August. The mining of surface tailings is profitable and is a source of additional backfill until underground volumes increase.

Strong quarter for Australia

Despite the 3% approximately reduction in production to 235koz, the Australian region had a strong June quarter, performing ahead of plan. AIC increased by 3% quarter on quarter to US$1,008/oz. Granny Smith was the standout performer in the quarter. The region generated net cash flow of US$40 million, with approximately 80% of the Yilgarn South acquisition paid back by the end of the quarter (in seven quarters).

Production at St Ives was higher than anticipated despite interruptions at the Hamlet underground mine due to paste line refurbishments. The development of the new, high-grade Invincible pit progressed ahead of schedule in the quarter.

Agnew had a challenging quarter mainly due to lower grades mined at the Kim lode of the Waroonga underground mine related to geotechnical constraints in the high grade areas. Remedial action following a full geotechnical review is currently underway. Fortunately, we do not expect to see any significant sterilisation of gold production that was in our plan. However, required rehabilitation of stopes as part of the remedial action means we will mine the Kim lode a little slower than planned.

Granny Smith had a good quarter, with lower tonnage more than offset by higher grade, resulting in gold production of 75koz. The mine achieved a FCF margin of 28% in Q2 2015.

Darlot returned to breakeven in Q2 2015, with the mine having achieved its budgeted AISC. In addition, there were some encouraging exploration results during the quarter, indicating lateral and vertical extensions of the Centenary ore body.

Ghana boosted by Tarkwa – record processed tonnage through the CIL plant

The region performed very well in Q2 2015, especially Tarkwa, which met all its KPIs for the quarter. Attributable gold production in the region increased 13% quarter on quarter to 178koz with AIC decreasing by 21% quarter on quarter to US$1,029/oz on the back of higher gold sold and lower capital expenditure.

It was a standout quarter for Tarkwa, with production of 156koz at AIC of US$938/oz. The CIL plant has had 10 consecutive quarters of record production, with Q2 2015 having the highest level of throughput ever.

Production at Damang increased by 6% quarter on quarter to 42koz. Notwithstanding this improvement, we continue to focus on improving the long-term profile and longevity of Damang. In order to increase mining flexibility and optionality, plans are being formulated to increase capital development to expose higher grade ore principally in the Saddle area (part of the greater Damang pit) and to increase exploration activities on numerous targets over a mineralised trend of some 17km.

Strong recovery from Peru

Cerro Corona had a much improved quarter, with gold equivalent production increasing 26% quarter on quarter to 84koz on the back of higher gold and copper grades. AIC were marginally lower quarter on quarter at US$662 per equivalent ounce. The mine generated US$24 million of net cash flow during the quarter.

Net debt marginally lower

Mainly due to the increase in the cash inflow from operating activities from US$150 million in the March 2015 quarter to US$191 million in the June 2015 quarter, the net debt balance decreased by US$22 million from US$1,499 million at the end of March 2015 to US$1,477 million at the end of June 2015. Net debt to EBITDA at the end of the quarter was 1.44x, compared to 1.41x at the end of Q1 2015, comfortably within our debt covenants. We have no debt maturities before November 2017, providing liquidity to the Group.

Dividend

In line with our dividend policy to pay out a dividend of between 25% and 35% of normalised earnings, we have declared an interim dividend of 4 SA cents per share, which is at the upper end of the payout range.

Woodjam Project Disposal

In line with our strategy of disposing of non-core assets, Gold Fields reached an agreement with its partner, Consolidated Woodjam Copper Corporation, to sell its 51 per cent interest in the Woodjam copper-gold-molybdenum projects located in British Columbia, Canada. Gold Fields will be issued with new Woodjam Copper shares to take its aggregate holding in Woodjam Copper to 19.9 per cent, and Gold Fields will retain a 2 per cent Net Smelter Return Royalty (NSR) over all unencumbered land owned by Woodjam Copper.

Stock data		NYSE – (GFI)	
Number of shares in issue		Range – Quarter	US$3.07 – US$4.62
– at end June 2015	774,797,875	Average Volume – Quarter	4,109,483 shares/day
– average for the quarter	774,747,163		
Free Float	100 per cent	**JSE Limited – (GFI)**	
ADR Ratio	1:1	Range – Quarter	ZAR37.64 – ZAR54.65
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Quarter	2,176,534 shares/day

Key Statistics		UNITED STATES DOLLARS				
		Quarter			Six months to	
		June 2015	March 2015	June 2014	June 2015	June 2014
Gold produced*	oz (000)	535	501	548	1,036	1,105
Tonnes milled/treated	000	8,160	8,173	8,104	16,333	16,981
Revenue	$/oz	1,174	1,198	1,275	1,186	1,279
Operating costs	$/tonne	44	44	52	44	50
Operating profit	$m	278	244	311	522	603
All-in sustaining costs#	$/oz	1,029	1,143	1,050	1,083	1,058
Total all-in cost#	$/oz	1,059	1,164	1,093	1,108	1,104
Net profit/(loss)	$m	12	(14)	19	(2)	19
Net profit/(loss)	US c.p.s.	2	(2)	2	-	2
Headline earnings/(loss)	$m	19	(14)	18	5	22
Headline earnings/(loss)	US c.p.s.	3	(2)	2	1	3
Normalised earnings/(loss)	$m	22	(13)	25	8	45
Normalised earnings/(loss)	US c.p.s.	3	(2)	3	1	6

* All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.
\# As per the new World Gold Council Standard issued on 27 June 2013. Refer to page 22 and 23.
   All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
   Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
   Figures may not add as they are rounded independently.

Certain forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- changes in assumptions underlying Gold Fields' mineral reserve estimates;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated cost savings at existing operations;
- the success of the Group's business strategy, development activities and other initiatives;
- the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
- the occurrence of work stoppages related to health and safety incidents;
- loss of senior management or inability to hire or retain employees;
- fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- supply chain shortages and increases in the prices of production imports;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the adequacy of the Group's insurance coverage;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
- changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Results for the Group

SAFETY

The Group's fatality injury frequency rate remained at 0.08 in the June quarter due to a tramming related fatal accident at South Deep on 9 May 2015. Our deepest sympathy and condolences were extended to the family, friends and colleagues of Mr Alberto Chiungo. The total recordable injury frequency rate (TRIFR)[1] for the Group in the June quarter was 3.00 compared with 4.04 in the March quarter.

[1] Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/number of man-hours worked.
[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

Quarter ended 30 June 2015 compared with quarter ended 31 March 2015

REVENUE

Attributable equivalent gold production increased by 7 per cent from 501,300 ounces in the March quarter to 534,700 ounces in the June quarter. All of the operations except St Ives and Agnew/Lawlers produced more gold in the June quarter.

Gold production at South Deep in South Africa, increased by 7 per cent from 1,129 kilograms (36,300 ounces) to 1,203 kilograms (38,700 ounces).

Attributable gold production at the West African operations increased by 13 per cent from 157,300 ounces in the March quarter to 177,800 ounces in the June quarter. Attributable equivalent gold production at Cerro Corona in Peru increased by 25 per cent from 66,300 ounces in the March quarter to 83,200 ounces in the June quarter. Gold production at the Australian operations decreased by 3 per cent from

241,400 ounces in the March quarter to 235,000 ounces in the June quarter due to lower production at St Ives and Agnew/Lawlers.

At the South Africa region, production at South Deep increased by 7 per cent from 1,129 kilograms (36,300 ounces) in the March quarter to 1,203 kilograms (38,700 ounces) in the June quarter despite being negatively impacted by a fatal accident in May 2015. Production was also affected by continued stop and fix initiatives to improve both working conditions and safety. This is evident by a significant improvement in safety performance (TRIFR) from 3.03 year to date June 2015 versus 5.10 in the six months to December 2014.

At the West Africa region, managed gold production at Tarkwa increased by 15 per cent from 135,800 ounces in the March quarter to 156,200 ounces in the June quarter mainly due to higher grades mined and processed. At Damang, managed gold production increased by 6 per cent from 39,000 ounces in the March quarter to 41,500 ounces in the June quarter mainly due to higher tonnes processed.

At the South America region, total managed gold equivalent production at Cerro Corona increased by 26 per cent from 66,600 ounces in the March quarter to 83,600 ounces in the June quarter. This increase was mainly due to higher gold and copper head grades.

At the Australia region, St Ives' gold production decreased by 10 per cent from 98,700 ounces in the March quarter to 89,200 ounces in the June quarter mainly due to lower throughput relating to completion of processing of Neptune stockpiles, partially offset by higher grade. At Agnew/Lawlers, gold production decreased by 10 per cent from 59,600 ounces in the March quarter to 53,800 ounces in the June quarter mainly due to lower grades mined and processed. At Darlot, gold production increased by 55 per cent from 11,200 ounces in the March quarter to 17,400 ounces in the June quarter mainly due to higher tonnes mined and processed as well as higher grade. At Granny Smith, gold production increased by 4 per cent from 72,000 ounces in the March quarter to 74,600 ounces in the June quarter due to higher volumes and grades mined.

The average quarterly US dollar gold price achieved by the Group decreased by 2 per cent from US$1,198 per equivalent ounce in the March quarter to US$1,174 per equivalent ounce in the June quarter. The average rand gold price increased by 1 per cent from R457,031 per kilogram to R463,082 per kilogram. The average Australian dollar gold price decreased by 1 per cent from A$1,550 per ounce to A$1,527 per ounce. The average US dollar gold price for the Ghanaian operations decreased by 2 per cent from US$1,218 per ounce in the March quarter to US$1,196 per ounce in the June quarter. The average US dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 6 per cent from US$1,021 per equivalent ounce in the March quarter to US$1,083 per equivalent ounce in the June quarter. The average US dollar/Rand exchange rate weakened by 3 per cent from R11.71 in the March quarter to R12.06 in the June quarter. The average Australian/US dollar exchange rate weakened by 1 per cent from A$1.00 = US$0.79 to A$1.00 = US$0.78.

Revenue increased by 8 per cent from US$610 million in the March quarter to US$660 million in the June quarter due to higher gold sold, partially offset by the lower gold price achieved. Equivalent gold sold increased by 10 per cent from 508,900 ounces in the March quarter to 562,100 ounces in the June quarter. This was mainly due to 34,400 more equivalent ounces sold at Cerro Corona in the June quarter compared with the March quarter, as a result of delays in the shipping schedule at the Salaverry port in Peru in the March quarter.

OPERATING COSTS

Net operating costs increased by 4 per cent from US$366 million in the March quarter to US$382 million in the June quarter mainly due to the higher production.

At the South Africa region, net operating costs at South Deep increased by 11 per cent from R634 million (US$54 million) in the March quarter to R705 million (US$59 million) in the June quarter. This was mainly due to higher production, planned annual salary increases effective 1 April 2015 and higher electricity costs due to the tariff increase and one month of winter tariff.

At the West Africa region, net operating costs increased by 9 per cent from US$125 million in the March quarter to US$136 million in the June quarter. This increase in net operating costs was mainly due to an increase in volumes at both mines, as well as a drawdown of inventory of US$6 million compared with a build-up of US$4 million in the March quarter.

At the South America region, net operating costs at Cerro Corona increased by 54 per cent from US$28 million in the March quarter to US$43 million in the June quarter mainly due to higher volumes mined and processed as well as a US$5 million drawdown of concentrate at the end of the June quarter compared with a US$5 million build-up at the end of the March quarter.

At the Australia region, net operating costs decreased by 7 per cent from A$200 million (US$158 million) in the March quarter to A$186 million (US$145 million) in the June quarter. This was mainly due to lower volumes at St Ives and a drawdown of inventory of A$1 million (US$nil million) at Granny Smith in the June quarter compared with A$6 million (US$4 million) in the March quarter.

OPERATING PROFIT

Operating profit for the Group increased by 14 per cent from US$244 million in the March quarter to US$278 million in the June quarter due to the increase in revenue, partially offset by the higher net operating costs.

AMORTISATION

Amortisation for the Group was similar at US$142 million.

OTHER

Net interest paid for the Group decreased by 21 per cent from US$19 million in the March quarter to US$15 million in the June quarter. Interest paid of US$21 million, partially offset by interest received of US$2 million and interest capitalised of US$4 million in the June quarter compared with interest paid of US$26 million, partially offset by interest received of US$2 million and interest capitalised of US$5 million in the March quarter.

The share of equity accounted losses of US$1 million in the June quarter compared with US$3 million in the March quarter and mainly related to the ongoing study and evaluation costs at the Far Southeast project (FSE). The March quarter included the Group's share of losses at Hummingbird of US$2 million and ongoing study and evaluation costs at FSE of US$1 million.

The loss on foreign exchange of US$2 million in the June quarter compared with a gain of US$2 million in the March quarter. These gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.

The gain on financial instruments of US$2 million in the June quarter compared with a loss of US$3 million in the March quarter and related to the mark to market adjustment on the diesel hedges that the Australian operations entered into on 10 September 2014 and 26 November 2014.

Share-based payments for the Group were similar at US$3 million. Long-term employee benefits decreased from US$3 million in the March quarter to US$nil million in the June quarter due to mark to market adjustments. Together, the two schemes decreased from US$6 million to US$3 million.

Other costs for the Group decreased from US$10 million to US$9 million.

EXPLORATION AND PROJECT COSTS

Exploration and project costs increased from US$13 million in the March quarter to US$19 million in the June quarter mainly due to higher expenditure at Salares Norte. Expenditure at Salares Norte increased from US$3 million in the March quarter to US$11 million in the June quarter due to the resumption of drilling activities at the project following extreme weather conditions in Chile.

NON-RECURRING ITEMS

Non-recurring expenses increased from US$nil million in the March quarter to US$11 million in the June quarter. The non-recurring expenses in the June quarter included US$7 million on the impairment of the Group's investment in Hummingbird and A$3 million (US$3 million) related to retrenchment costs at St Ives. The impairment of Hummingbird was recognised in terms of IAS36 – Impairment of Assets. The impairment charge has no cash effect. We believe that Hummingbird should realise its full potential.

ROYALTIES

Government royalties for the Group increased from US$18 million in the March quarter to US$21 million in the June quarter mainly due to the higher revenue in Ghana and Peru.

TAXATION

The taxation charge for the Group of US$43 million in the June quarter compared with US$44 million in the March quarter. Normal taxation increased from US$27 million to US$37 million. The deferred tax charge decreased from US$18 million in the March quarter to US$6 million in the June quarter.

The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol (Soles) and the functional currency for accounting purposes is the US dollar. For accounting purposes the tax base must be converted from Soles to dollars at the closing rate at quarter end. Therefore, the unutilised taxation allowances fluctuate due to movements in the exchange rate between the Peruvian Nuevo Sol and the US dollar. This resulted in a change in the temporary taxation differences for non-monetary assets on translation. This, in turn, resulted in a deferred tax charge of US$5 million arising from the weakening of the exchange rate from 3.09 to 3.17 in the June quarter compared with a charge of US$21 million arising from the weakening of the exchange rate from 2.84 to 3.09 in the March quarter. It has no cash effect.

EARNINGS

Net earnings attributable to owners of the parent of US$12 million or US$0.02 per share in the June quarter compared with net losses of US$14 million or US$0.02 per share in the March quarter.

Headline earnings of US$19 million or US$0.03 per share in the June quarter compared with headline losses of US$14 million or US$0.02 per share in the March quarter.

Normalised earnings of US$22 million or US$0.03 per share in the June quarter compared with normalised losses of US$13 million or US$0.02 per share in the March quarter.

CASH FLOW

Cash inflow from operating activities of US$191 million in the June quarter compared with US$150 million in the March quarter. This increase was mainly due to higher operating profit and lower seasonal taxation paid in Ghana and Australia, partially offset by lower release of working capital.

Cash outflow from investing activities decreased from US$179 million in the March quarter to US$161 million in the June quarter. This was mainly due to a decrease in capital expenditure from US$175 million in the March quarter to US$158 million in the June quarter as well as a decrease in environmental payments from US$6 million to US$3 million.

Cash inflow from operating activities less net capital expenditure and environmental payments of US$30 million in the June quarter compared with a cash outflow of US$29 million in the March quarter. This was due to the higher gold sold in the June quarter. The US$30 million in the June quarter comprised: US$74 million generated by the eight mining operations, less US$19 million of interest paid (this excludes any interest paid by the mines), US$12 million for exploration (this excludes any mine based brownfields exploration which is included in the US$74 million above) and US$13 million on non-mine based costs. The US$29 million outflow in the March quarter comprised: US$4 million loss by the eight mining operations, US$20 million of interest paid, US$6 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the loss incurred by the mining operations above) and US$1 million on non-mine based income.

In the South Africa region at South Deep, capital expenditure decreased from R219 million (US$19 million) in the March quarter to R200 million (US$17 million) in the June quarter. The majority of this expenditure was on the upgrade of Twin Main shaft man and rock winder, development and infrastructure costs as well as the purchase of trackless equipment.

At the West Africa region, capital expenditure decreased from US$89 million to US$52 million. At Tarkwa, capital expenditure decreased from US$85 million to US$48 million with expenditure mainly incurred on pre-stripping. Capital expenditure in the March quarter included US$46 million for fleet replacement. Capital expenditure at Damang was similar at US$4 million.

In the South America region at Cerro Corona, capital expenditure increased from US$7 million to US$12 million. The majority of the expenditure was on the construction of further raises to the tailings dam.

At the Australia region, capital expenditure increased from A$77 million (US$61 million) in the March quarter to A$99 million (US$77 million) in the June quarter. At St Ives, capital expenditure increased from A$32 million (US$25 million) in the March quarter to A$45 million (US$35 million) in the June quarter, with expenditure mainly on pre-stripping and infrastructure establishment at the Invincible open pit. At Agnew/Lawlers, capital expenditure increased from A$20 million (US$16 million) to A$23 million (US$18 million) mainly due to increased exploration costs. At Darlot, capital expenditure increased from A$5 million (US$4 million) to A$8 million (US$6 million) and at Granny Smith, capital expenditure increased from A$20 million (US$16 million) in the March quarter to A$23 million (US$18 million) in the June quarter. This increased capital expenditure at Darlot and Granny Smith was due to increased development and exploration activity.

Net cash outflow from financing activities of US$10 million in the June quarter compared with US$8 million in the March quarter and related to net loans raised and paid. The outflow in the June quarter related to the repayment of offshore loans of US$15 million, partially offset by a drawdown of offshore dollar loans of US$5 million.

The net cash inflow for the Group of US$16 million in the June quarter compared with an outflow of US$50 million in the March quarter. After accounting for a negative translation adjustment of US$3 million on non-US dollar cash balances, the cash inflow for the June quarter was US$13 million. As a result, the cash balance increased from US$402 million at the end of March to US$415 million at the end of June.

ALL-IN SUSTAINING AND TOTAL ALL-IN COST

The Group all-in sustaining costs decreased by 10 per cent from US$1,143 per ounce in the March quarter to US$1,029 per ounce in the June quarter mainly due to the higher gold sold, higher by-product credits and lower sustaining capital expenditure partially offset by the higher gold inventory charge to cost. Total all-in cost decreased by 9 per cent from US$1,164 per ounce in the March quarter to US$1,059 per ounce in the June quarter for the same reasons as all-in sustaining costs as well as lower non-sustaining capital expenditure, partially offset by higher exploration, feasibility and evaluation costs.

In the South Africa region, at South Deep, all-in sustaining costs increased by 1 per cent from R726,648 per kilogram (US$1,929 per ounce) to R734,784 per kilogram (US$1,895 per ounce) due to the higher operating costs, partially offset by lower sustaining capital expenditure and higher gold sold. The total all-in cost decreased by 1 per cent from R774,335 per kilogram (US$2,055 per ounce) to R769,847 per kilogram (US$1,986 per ounce) due to the same reasons as for all-in sustaining costs as well as lower non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs and total all-in cost decreased by 21 per cent from US$1,299 per ounce in the March quarter to US$1,029 per ounce in the June quarter mainly due to higher gold sold and lower capital expenditure, partially offset by higher net operating costs.

At the South America region, all-in sustaining costs and total all-in cost decreased by 23 per cent from US$493 per ounce to US$381 per ounce. This was mainly due to higher gold sold and higher by-product credits, partially offset by higher operating costs, an inventory charge to costs and higher capital expenditure. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 1 per cent from US$671 per equivalent ounce to US$662 per equivalent ounce.

At the Australia region, all-in sustaining costs and total all-in cost increased by 4 per cent from A$1,240 per ounce (US$978 per ounce) in the March quarter to A$1,288 per ounce (US$1,008 per ounce) in the June quarter mainly due to lower gold sold and higher capital expenditure, partially offset by lower operating costs and a lower gold inventory charge to costs.

FREE CASH FLOW MARGIN

The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the June quarter is calculated as follows:

June 2015	US$'m	US$/oz
Revenue*	618.1	1,191
Less: Cash outflow	(559.7)	1,079
AIC	(549.5)	1,059
Adjusted for		
Share-based payments (as non-cash)	3.0	6
Long-term employee benefits	0.3	1
Exploration, feasibility and evaluation costs outside of existing operations	11.9	23
Tax paid (excluding royalties)	(25.4)	49
Free cash flow**	58.4	113
FCF margin	9%	
Gold sold only – 000'ounces	518.9	

* Revenue from income statement at US$660.4 million less revenue from by-products in AIC at US$42.3 million equals US$618.1 million.

** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 19 mainly due to working capital adjustments and non-recurring items included in statement of cash flows.

The FCF margin of 9 per cent in the June quarter at a gold price of US$1,174 per ounce compared with a negative 3 per cent in the March quarter at a gold price of US$1,198 per ounce.

The higher FCF margin in the June quarter was mainly due to higher gold sold, lower total all-in cost and lower taxation paid, partially offset by higher exploration, feasibility and evaluation costs outside of existing operations.

BALANCE SHEET

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,499 million at the end of March to US$1,477 million at the end of June, a US$22 million decrease.

NET DEBT/EBITDA

The net debt/EBITDA ratio at the end of the June quarter was 1.44 calculated on the actual results for the 12 months ended June 2015.

South Africa region

South Deep Project

		June 2015	March 2015
Gold produced	000'oz	**38.7**	36.3
	kg	**1,203**	1,129
Yield – underground reef	g/t	**4.49**	5.01
All-in sustaining costs	R/kg	**734,784**	726,648
	US$/oz	**1,895**	1,929
Total all-in cost	R/kg	**769,847**	774,335
	US$/oz	**1,986**	2,055

Gold production increased by 7 per cent from 1,129 kilograms (36,300 ounces) in the March quarter to 1,203 kilograms (38,700 ounces) in the June quarter, despite the negative effect of the fatal accident in May.

Total tonnes milled increased by 14 per cent from 262,000 tonnes in the March quarter to 298,000 tonnes in the June quarter. Total tonnes milled in the June quarter included 2,500 tonnes of underground waste mined and 26,600 tonnes of surface tailings material compared with 6,200 tonnes of underground waste mined and 31,700 tonnes of surface tailings material in the March quarter. The treatment of the surface material continued to sustain the backfill requirements in both current workings and historical open stopes. Underground reef yield decreased by 10 per cent from 5.01 grams per tonne to 4.49 grams per tonne due to lower recovery from the high grade 3W mining area as a result of unplanned dilution of the long hole stopes in 95 3W (the causes of which have since been remediated) and an increase in gold-in-process in the June quarter due to operational delays in the electrowinning process at month end.

Development increased by 13 per cent from 834 metres in the March quarter to 939 metres in the June quarter. New mine capital development (phase one, sub 95 level) recommenced in May and 83 metres were achieved for the June quarter. Development in the current mine areas in 95 level and above increased from 834 metres to 856 metres. Destress mining decreased from 7,563 square metres in the March quarter to 6,056 square metres in the June quarter. The decline in destress mining is attributed to a reduction in face availability due to more rigid application of spatial compliance and immature destress cuts (number of ends will increase as destress cuts mature).

During the June quarter, the current mine (95 level and above) contributed 77 per cent of the ore tonnes while the new mine (below 95 level) contributed 23 per cent. The long-hole stoping method accounted for 37 per cent of total ore tonnes mined. The proportion of long hole stoping is expected to increase significantly over the balance of the year.

Operating costs increased by 11 per cent from R634 million (US$54 million) in the March quarter to R705 million (US$59 million) in the June quarter, mainly due to the higher production and annual salary increases effective 1 April 2015. In addition, electricity costs increased as a result of the 12.7 per cent annual increase effective 1 April 2015 and the inclusion of one month of higher winter tariff (30 per cent higher) in the June quarter.

The operating loss of R148 million (US$12 million) in the June quarter compared with R118 million (US$10 million) in the March quarter mainly due to higher operating costs, partially offset by higher revenue.

Capital expenditure decreased from R219 million (US$19 million) in the March quarter to R200 million (US$17 million) in the June quarter as a result of lower spending on fleet, partially offset by additional spending to upgrade the Twin Main Shaft man and rock winders.

All-in sustaining costs increased from R726,648 per kilogram (US$1,929 per ounce) in the March quarter to R734,784 per kilogram (US$1,895 per ounce) in the June quarter due to the higher operating costs, partially offset by lower sustaining capital expenditure and higher gold sold.

Total all-in cost decreased from R774,335 per kilogram (US$2,055 per ounce) in the March quarter to R769,847 per kilogram (US$1,986 per ounce) in the June quarter due to lower sustaining and non-sustaining capital expenditure as well as higher gold sold, partially offset by higher operating costs.

Sustaining capital expenditure decreased from R165 million (US$14 million) in the March quarter to R157 million (US$13 million) in the June quarter and non-sustaining capital expenditure decreased from R54 million (US$5 million) in the March quarter to R43 million (US$4 million) in the June quarter.

The following remedial strategies are expected to improve destress mining volumes during the second half of 2015:

Face availability
A number of the new destress cuts are expected to mature during the September and December 2015 quarters. This is planned to result in an increase in face (panel) availability. Significant effort is being exerted to improve spatial compliance (correct sequence of mining) through the integration of the mining and short term mining planning teams.

Low profile (LP) drill rig fleet
The introduction of 4 new LP LHD's and 6 new LP drill rigs in addition to the existing 19 LP LHD's (including 4 swing units) and 12 LP drill rigs (including 4 swing units).

Primary support installation
The installation of primary support remains a constraint in the destress mining cycle. In the short term, 8 additional support crews have been employed to increase current support installation in addition to the existing 8 support crews. Further, mechanised support installation methods are being investigated. Low profile mechanised bolters are planned to be trialled from the end of August 2015 to further improve the blasting cycle from one panel per shift to two panels per shift.

West Africa region

GHANA

Tarkwa

		June 2015	March 2015
Gold produced	000'oz	**156.2**	135.8
Yield – CIL plant	g/t	**1.42**	1.24
– combined	g/t	**1.42**	1.24
All-in sustaining costs	US$/oz	**938**	1,299
Total all-in cost	US$/oz	**938**	1,299

Gold production increased by 15 per cent from 135,800 ounces in the March quarter to 156,200 ounces in the June quarter due to higher grades mined and processed.

Total tonnes mined, including capital stripping, increased from 25.7 million tonnes in the March quarter to 26.7 million tonnes in the June quarter mainly due to improved excavator and drill rig availability. Ore tonnes mined decreased from 3.9 million tonnes to 3.4 million tonnes. Operational waste tonnes mined decreased from 8.2 million tonnes to 7.8 million tonnes while capital waste tonnes mined increased from 13.6 million tonnes to 15.5 million tonnes. Head grade mined increased from 1.37 grams per tonne to 1.49 grams per tonne due to mining of the Teberebie pillar and surrounding high grades areas in line with the mining sequence. The strip ratio increased from 5.5 to 6.8.

The CIL plant throughput was similar at 3.40 million tonnes despite the continuation, and worsening, of regulated power load shedding. Realised yield from the CIL plant increased from 1.24 grams per tonne in the March quarter to 1.42 grams per tonne in the June quarter due to higher head grades. The CIL plant production increased from 135,800 ounces to 156,200 ounces. The 156,200 ounces produced by the CIL plant was an all-time record due to both record throughput and head grade mined from the pit.

Net operating costs, including gold-in-process movements, increased from US$82 million in the March quarter to US$87 million in the June quarter mainly due to a drawdown of gold-in-circuit of US$4 million in the June quarter compared with a build-up of US$3 million in the March quarter, partially offset by lower operating costs.

Operating profit increased from US$84 million in the March quarter to US$100 million in the June quarter as a result of the higher gold sold.

Capital expenditure decreased from US$85 million to US$48 million with the majority of expenditure on pre-stripping. The March quarter included US$46 million for fleet replacement.

All-in sustaining costs and total all-in cost decreased from US$1,299 per ounce in the March quarter to US$938 per ounce in the June quarter mainly due to lower capital expenditure and increased gold sold, partially offset by higher net operating costs.

Damang

		June 2015	March 2015
Gold produced	000'oz	41.5	39.0
Yield	g/t	1.18	1.19
All-in sustaining costs	US$/oz	1,370	1,299
Total all-in cost	US$/oz	1,370	1,299

Gold production increased by 6 per cent from 39,000 ounces in the March quarter to 41,500 ounces in the June quarter mainly due to higher tonnes processed.

Total tonnes mined, including capital stripping, decreased marginally from 5.4 million tonnes in the March quarter to 5.1 million tonnes in the June quarter.

Ore tonnes mined increased from 1.0 million tonnes to 1.3 million tonnes. Operational waste tonnes mined decreased from 4.4 million tonnes in the March quarter to 3.8 million tonnes in the June quarter. Head grade mined decreased from 1.30 grams per tonne to 1.22 grams per tonne. The lower head grade was mainly due to less high grade ore exposed in the pits during the June quarter and in line with the mining schedule. The grade is planned to improve in the September quarter. The strip ratio decreased from 4.3 to 2.9.

Yield decreased from 1.19 grams per tonne to 1.18 grams per tonne due to lower grades mined and processed in the June quarter.

Tonnes processed increased from 1.02 million tonnes in the March quarter to 1.09 million tonnes in the June quarter due to an increase in plant utilisation from 87 per cent in the March quarter to 90 per cent in the June quarter. The March quarter was affected by increased power interruptions from the grid.

Net operating costs, including gold-in-process movements, increased from US$44 million to US$50 million due to a US$2 million drawdown of inventory in the June quarter compared with a US$1 million build-up of inventory in the March quarter and an increase in tonnes treated. In addition, fuel costs increased due to the utilisation of Gensets to generate power as a result of increased power load shedding requirements.

Operating profit decreased from US$4 million in the March quarter to US$nil million in the June quarter due to the higher operating costs, partially offset by higher gold sold.

Capital expenditure was similar at US$4 million with the majority spent on the processing plant upgrade and heavy vehicle equipment components.

All-in sustaining costs and total all-in cost increased from US$1,299 per ounce in the March quarter to US$1,370 per ounce in the June quarter due to the higher operating costs, partially offset by higher gold sold.

South America region

PERU

Cerro Corona

		June 2015	March 2015
Gold produced	000'oz	43.9	34.2
Copper produced	tonnes	7,821	6,744
Total equivalent gold produced	000' eqoz	83.6	66.6
Total equivalent gold sold	000' eqoz	90.8	56.4
Yield – gold	g/t	0.87	0.69
– copper	per cent	0.50	0.44
– combined	g/t	1.59	1.30
All-in sustaining costs	US$/oz	381	493
Total all-in cost	US$/oz	381	493
AISC per equivalent ounce*	US$/oz	662	671
AIC per equivalent ounce*	US$/oz	662	671
Gold price**	US$/oz	1,194	1,219
Copper price**	US$/t	6,079	5,830

* Refer to page 22 and 24 for calculations.
** Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 28 per cent from 34,200 ounces in the March quarter to 43,900 ounces in the June quarter. Copper production increased by 16 per cent from 6,744 tonnes to 7,821 tonnes. Equivalent gold production increased by 26 per cent from 66,600 ounces to 83,600 ounces. Gold head grade increased from 0.97 grams per tonne to 1.21 grams per tonne and copper head grade increased from 0.51 per cent to 0.58 per cent. Gold recoveries increased from 71.3 per cent to 71.7 per cent and copper recoveries increased from

85.6 per cent to 86.4 per cent due to higher head grades. As a result, gold yield increased from 0.69 grams per tonne to 0.87 grams per tonne and copper yield increased from 0.44 per cent to 0.50 per cent.

In the June quarter, concentrate with a payable content of 47,627 ounces of gold was sold at an average price of US$1,186 per ounce and 8,470 tonnes of copper was sold at an average price of US$5,185 per tonne, net of treatment and refining charges. This compared with concentrate with a payable content of 29,093 ounces of gold sold at an average price of US$1,202 per ounce and 5,703 tonnes of copper sold at an average price of US$5,198 per tonne, net of treatment and refining charges, in the March quarter. Total equivalent gold sales increased by 61 per cent from 56,400 ounces in the March quarter to 90,800 ounces in the June quarter mainly due to higher production and a drawdown of concentrate inventory as a result of delays in the shipping schedule at the Salaverry port in the March quarter.

Total tonnes mined decreased by 5 per cent from 3.14 million tonnes in the March quarter to 2.98 million tonnes in the June quarter in line with the mine sequencing and the production schedule for the June quarter. Ore mined increased from 1.63 million tonnes to 1.73 million tonnes. The strip ratio decreased from 0.93 to 0.72 due to lower waste mined.

Ore processed increased by 2 per cent from 1.60 million tonnes in the March quarter to 1.63 million tonnes in the June quarter mainly due to an increase in plant throughput from 781 tonnes per hour in the March quarter to 801 tonnes per hour in the June quarter.

Net operating costs, including gold-in-process movements, increased from US$28 million in the March quarter to US$43 million in the June quarter. The higher cost was mainly due to higher production as well as a US$5 million drawdown of concentrate inventory in the June quarter compared with a US$5 million build-up of concentrate inventory at the end of the March quarter.

Operating profit increased from US$29 million in the March quarter to US$56 million in the June quarter due to higher equivalent gold sold, partially offset by higher net operating costs.

Capital expenditure increased from US$7 million to US$12 million mainly due to higher construction activities at the tailings dam, which was delayed as a result of the rainy season in the March quarter.

All-in sustaining costs and total all-in cost decreased from US$493 per ounce in the March quarter to US$381 per ounce in the June quarter mainly due to higher by-product credits and higher gold sold, partially offset by higher net operating costs and higher capital expenditure. All-in sustaining costs and total all-in costs per equivalent ounce decreased from US$671 per equivalent ounce to US$662 per equivalent ounce.

Australia region

St Ives

		June 2015	March 2015
Gold produced	000'oz	**89.2**	98.7
Yield – underground	g/t	**4.97**	4.05
– heap leach*	g/t	**-**	-
– surface	g/t	**2.06**	1.96
– combined	g/t	**3.04**	2.68
All-in sustaining costs	A$/oz	**1,454**	1,304
	US$/oz	**1,136**	1,029
Total all-in cost	A$/oz	**1,454**	1,304
	US$/oz	**1,136**	1,029

* Heap leach produced 1,400 ounces, rinsed from inventory (1,100 ounces was rinsed in the March quarter).

Gold production decreased by 10 per cent from 98,700 ounces in the March quarter to 89,200 ounces in the June quarter due to lower ore mined and processed.

Total tonnes mined increased from 4.6 million tonnes in the March quarter to 5.9 million tonnes in the June quarter.

At the underground operations, ore mined decreased by 36 per cent from 423,000 tonnes in the March quarter to 272,000 tonnes in the June quarter mainly as a result of the Cave Rocks operation moving to care and maintenance (at the beginning of May). Cave Rocks produced 58,000 tonnes in the June quarter compared with 177,000 tonnes in the March quarter. In addition, tonnes from the Hamlet operation were impacted by a blockage in the paste reticulation system in the June quarter which delayed the paste fill of open voids. The average grade of ore mined from the underground operations increased from 4.31 grams per tonne to 4.84 grams per tonne in line with the mining schedule as well as due to less dilution and increased higher grade mix.

At the open pit operations, total ore tonnes mined increased from 201,000 tonnes in the March quarter to 395,000 tonnes in the June quarter. Grade mined decreased from 2.32 grams per tonne to 2.21 grams per tonne. The increased tonnes mined were from the Invincible pit which was primarily in a stripping phase during the March quarter. All 395,000 tonnes of ore in the June quarter was produced from the Invincible pit. This compared with 27,000 tonnes produced from Invincible in the March quarter and 174,000 tonnes of ore produced from the Redback pit which was completed in March. Steady state ore tonnes from Invincible pit at a rate of 450,000 tonnes per quarter are expected to be achieved by end of August 2015.

Operational waste tonnes mined increased from 501,000 tonnes in the March quarter to 696,000 tonnes in the June quarter. Capital waste tonnes mined increased from 3.5 million tonnes to 4.5 million tonnes as additional working areas in the Invincible pit were developed. The strip ratio decreased from 19.8 to 13.3.

Throughput at the Lefroy mill decreased from 1.14 million tonnes in the March quarter to 0.91 million tonnes in the June quarter. After the utilisation of all remaining Neptune stockpiles a campaign milling strategy was adopted during the June quarter to preserve the remaining low grade stocks, thereby retaining operational flexibility going forward. Yield increased from 2.68 grams per tonne to 3.04 grams per tonne in line with reduced processing of low grade stockpiles. Gold production from Lefroy mill decreased from 97,600 ounces in the March quarter to 87,800 ounces in the June quarter mainly due to the lower volumes processed and the utilisation of all remaining stockpiled Neptune open pit high grade ore. Lower grade Neptune ore continued to be utilised into the June quarter. All Neptune stocks were depleted as of the end of June. Residual leaching and irrigation of the existing heap leach pad continued and a further 1,400 ounces were produced in the June quarter compared with 1,100 ounces produced in the March quarter. Since cessation of stacking activities, a total of 22,400 ounces have been produced. This process will continue until pregnant solutions become uneconomic.

Net operating costs, including gold-in-process movements, decreased from A$87 million (US$68 million) in the March quarter to A$78 million (US$61 million) in the June quarter mainly due to restructuring after the Cave Rocks mine moved into care and maintenance.

Operating profit decreased from A$67 million (US$53 million) in the March quarter to A$59 million (US$46 million) in the June quarter due to lower gold sold, partially offset by lower net operating costs.

Capital expenditure increased from A$32 million (US$25 million) in the March quarter to A$45 million (US$35 million) in the June quarter due to additional pre-stripping at the Invincible pit together with associated infrastructure establishments. Increased exploration activity also contributed to additional capital expenditure. Exploration expenditure increased from A$7 million (US$6 million) in the March quarter to A$12 million (US$9 million) in the June quarter due to timing.

All-in sustaining costs and total all-in cost increased from A$1,304 per ounce (US$1,029 per ounce) in the March quarter to A$1,454 per ounce (US$1,136 per ounce) in the June quarter due to the lower gold sold and higher capital expenditure, partially offset by lower net operating costs.

Agnew/Lawlers

		June 2015	March 2015
Gold produced	000'oz	53.8	59.6
Yield – underground	g/t	5.33	5.94
– surface	g/t	-	-
– combined	g/t	5.33	5.94
All-in sustaining costs	A$/oz	1,357	1,206
	US$/oz	1,077	951
Total all-in cost	A$/oz	1,357	1,206
	US$/oz	1,077	951

Gold production decreased by 10 per cent from 59,600 ounces in the March quarter to 53,800 ounces in the June quarter mainly due to lower grades mined as a consequence of challenging geotechnical conditions at Waroonga.

Ore mined from underground increased by 14 per cent from 290,000 tonnes in the March quarter to 332,000 tonnes in the June quarter due to increased ore development meters and improved stope production rates at both Waroonga and New Holland. Head grade mined decreased by 23 per cent from 6.85 grams per tonne to 5.29 grams per tonne. Ground conditions at the Kim ore body have necessitated rehabilitation and extra ground support. This resulted in slower rates of mining in certain higher grade areas with tonnages substituted from lower grade areas in the Waroonga ore body outside of Kim. However, very little effect is expected in terms of ounces forfeited, if any. Planned changes in mining mix have also affected the grade.

Tonnes processed increased marginally from 312,000 tonnes in the March quarter to 314,000 tonnes in the June quarter. The combined yield decreased from 5.94 grams per tonne to 5.33 grams per tonne mainly due to lower grades mined. The gap in the yield quarter on quarter is lower than the gap in the mining grade quarter on quarter due to higher grade stockpiles being processed in the June quarter and lower grade material being stockpiled.

Net operating costs, including gold-in-process movements, decreased from A$47 million (US$37 million) in the March quarter to A$46 million (US$36 million) in the June quarter due to a A$2 million (US$2 million) build-up of inventory in the June quarter compared with a A$1 million (US$1 million) drawdown in the March quarter.

Operating profit decreased from A$45 million (US$36 million) in the March quarter to A$37 million (US$29 million) in the June quarter due to lower gold sold, partially offset by lower net operating costs.

Capital expenditure increased from A$20 million (US$16 million) in the March quarter to A$23 million (US$18 million) in the June quarter. The increase in capital expenditure was due to increased exploration expenditure. The drive from the Kim decline to the high grade Fitzroy, Bengal and Hastings ("FBH") ore bodies continued throughout the June quarter. The first ore from FBH is expected in October 2015. The methodology described above to best manage the ground conditions at Kim has pre-emptively been applied to the mining plan to be utilised at FBH. Commencement of mining at the relatively high grade FBH and greater volumes of ore from Kim is expected to result in higher grades mined in the second half of 2015.

All-in sustaining costs and total all-in cost increased from A$1,206 per ounce (US$951 per ounce) in the March quarter to A$1,357 per ounce (US$1,077 per ounce) in the June quarter mainly due to lower gold sold and higher capital expenditure.

Darlot

		June 2015	March 2015
Gold produced	000'oz	17.4	11.2
Yield	g/t	4.22	4.04
All-in sustaining costs	A$/oz	1,500	2,226
	US$/oz	1,164	1,757
Total all-in cost	A$/oz	1,500	2,226
	US$/oz	1,164	1,757

Gold production increased by 55 per cent from 11,200 ounces in the March quarter to 17,400 ounces in the June quarter due to higher volumes and grades mined.

Ore mined from underground increased from 86,000 tonnes to 108,200 tonnes mainly due to increased stope and production development tonnes. Head grade increased from 4.37 grams per tonne in the March quarter to 5.43 grams per tonne in the June quarter. The increase in grade was due to the removal of high risk marginal low grade stopes and an increase in higher grade development ore in Lords South Lower. Capital waste tonnes mined increased from 40,000 tonnes in the March quarter to 55,500 tonnes in the June quarter due to the development to Lords South Lower.

Tonnes processed increased from 86,000 tonnes in the March quarter to 128,300 tonnes in the June quarter mainly due to increased tonnes mined and 63,000 tonnes of toll treatment ore. The yield increased from 4.04 grams per tonne to 4.22 grams per tonne mainly due to higher grade ore mined, partially offset by lower grade material treated as part of the toll treatment arrangements. The tolling arrangements contributed 880 ounces to gold production for the June quarter.

Net operating costs, including gold-in-process movements, decreased from A$19 million (US$15 million) in the March quarter to A$17 million (US$13 million) in the June quarter. The reduction reflects a higher portion of mining costs being allocated to capital as the development at Lords South Lower accelerated as well as the continued rationalisation of costs across the mine.

Operating profit of A$9 million (US$7 million) in the June quarter compared with an operating loss of A$1 million (US$1 million) in the March quarter mainly due to higher gold sold and lower net operating costs.

Capital expenditure increased from A$5 million (US$4 million) to A$8 million (US$6 million) with increased capital development at Lords South Lower and increased exploration expenditure. The benefits of the higher grade Lords South Lower section are expected to be realised in the second half of 2015 with first stope ore to be mined in July.

All-in sustaining costs and total all-in cost decreased from A$2,226 per ounce (US$1,757 per ounce) in the March quarter to A$1,500 per ounce (US$1,164 per ounce) in the June quarter mainly due to higher gold sold.

After a difficult March quarter, Darlot was able to meet its goal in the June quarter of self-funding a meaningful exploration programme in order to extend the mine's life and continue the search for the "game changer" which is targeted to return the mine to a 15 per cent free cash flow margin. With the high grade Lords South Lower moving into production, Darlot will seek to recoup the March quarter shortfall in the second half of 2015.

Granny Smith

		June 2015	March 2015
Gold produced	000'oz	74.6	72.0
Yield	g/t	6.41	6.05
All-in sustaining costs	A$/oz	989	1,027
	US$/oz	770	810
Total all-in cost	A$/oz	989	1,027
	US$/oz	770	810

Gold production increased by 4 per cent from 72,000 ounces in the March quarter to 74,600 ounces in the June quarter due to improved volumes and grades mined.

Ore mined from underground increased from 323,000 tonnes to 354,000 tonnes. Head grade mined increased from 6.30 grams per tonne in the March quarter to 7.21 grams per tonne in the June quarter with mining activity taking place, as anticipated, in higher grade areas of the ore-body. Ore tonnes mined increased as a result of efforts during the quarter to increase the number of stopes available, with additional resources being applied to ground control and services works.

Tonnes processed decreased by 2 per cent from 370,000 tonnes in the March quarter to 361,000 tonnes in the June quarter with less relatively higher grade stockpiled ore processed in the June quarter. The yield

increased from 6.05 grams per tonne to 6.41 grams per tonne. The difference in head grade and yield reflects an increase in higher grade stockpiled ore at the end of the June quarter.

Net operating costs, including gold-in-process movements decreased from A$48 million (US$38 million) in the March quarter to A$46 million (US$36 million) in the June quarter, mainly due to a A$1 million (US$nil million) drawdown of inventory in the June quarter compared with a A$6 million (US$4 million) drawdown in the March quarter, partially offset by higher operating costs due to increased mining volumes.

Operating profit increased from A$64 million (US$50 million) in the March quarter to A$66 million (US$53 million) in the June quarter due to the higher gold sold and lower net operating costs.

Capital expenditure increased from A$20 million (US$16 million) in the March quarter to A$23 million (US$18 million) in the June quarter. The majority of the expenditure related to capital development and exploration.

All-in sustaining costs and total all-in cost decreased from A$1,027 per ounce (US$810 per ounce) in the March quarter to A$989 per ounce (US$770 per ounce) in the June quarter mainly due to higher gold sold and lower net operating costs, partially offset by higher capital expenditure.

Quarter ended 30 June 2015 compared with quarter ended 30 June 2014

Group attributable equivalent gold production decreased by 2 per cent from 548,000 ounces for the June 2014 quarter to 535,000 ounces for the June 2015 quarter mainly due to lower production at all the operations except Tarkwa, Damang, Cerro Corona and St Ives.

At the South Africa region, gold production at South Deep, decreased by 24 per cent from 1,591 kilograms (51,100 ounces) in the June 2014 quarter to 1,203 kilograms (38,700 ounces) in the June 2015 quarter mainly due to the extensive ground support remediation programme introduced in May 2014 and the commensurate effect thereof which is expected to affect production throughout 2015.

At the West Africa region, total managed gold production increased by 9 per cent from 181,300 ounces in the June 2014 quarter to 197,700 ounces in the June 2015 quarter. At Tarkwa, gold production increased by 11 per cent from 140,700 ounces to 156,200 ounces mainly due to increased volumes and higher grade. At Damang, gold production increased by 2 per cent from 40,500 ounces to 41,500 ounces mainly due to higher tonnes processed, partially offset by lower grade.

At the South America region, gold equivalent production at Cerro Corona increased by 9 per cent from 76,800 ounces in the June 2014 quarter to 83,600 ounces in the June 2015 quarter mainly due to an increase in gold and copper grades.

At the Australia region, gold production decreased by 9 per cent from 256,900 ounces in the June 2014 quarter to 235,000 ounces in the June 2015 quarter. At St Ives, gold production increased by 7 per cent from 83,400 ounces to 89,200 ounces, mainly due to higher grade mined. At Agnew/Lawlers, gold production decreased by 18 per cent from 66,000 ounces to 53,800 ounces mainly due to lower grade, partially offset by an increase in ore mined. At Darlot, gold production decreased by 24 per cent from 22,900 ounces to 17,400 ounces due to a decrease in tonnes mined and processed as well as lower grade. At

Granny Smith, gold production decreased by 12 per cent from 84,600 ounces to 74,600 ounces mainly due to lower volumes and lower grade.

INCOME STATEMENT

Revenue decreased by 12 per cent from US$747 million in the June 2014 quarter to US$660 million in the June 2015 quarter due to the lower gold sold and the lower gold price received. The average gold price decreased by 8 per cent from US$1,275 per ounce to US$1,174 per ounce. The average Rand/US dollar exchange rate weakened by 15 per cent from R10.53 in the June 2014 quarter to R12.06 in the June 2015 quarter. The average Australian/US dollar exchange rate weakened by 16 per cent from A$1.00 = US$0.93 to A$1.00 = US$0.78.

Net operating costs decreased from US$436 million to US$382 million. This was due to the lower production, the 15 per cent weaker Rand/US dollar exchange rate, the 16 per cent weaker Australian/US dollar exchange rate, the lower oil price and good cost control.

At South Deep in South Africa, net operating costs increased by 3 per cent from R687 million (US$65 million) in the June 2014 quarter to R705 million (US$59 million) in the June 2015 quarter. This was mainly due to annual wage increases and normal inflationary increases. All-in sustaining costs of R734,784 per kilogram (US$1,895 per ounce) and total all-in cost of R769,847 per kilogram (US$1,986 per ounce) in the June 2015 quarter compared with all-in sustaining costs of R505,974 per kilogram (US$1,495 per ounce) and total all-in cost of R570,575 per kilogram (US$1,685 per ounce) in the June 2014 quarter due to lower gold sold and higher operating costs.

At the West Africa region, net operating costs increased marginally from US$134 million in the June 2014 quarter to US$136 million in the June 2015 quarter. All-in sustaining costs and total all-in cost for the region amounted to US$1,029 per ounce in the June 2015 quarter compared with US$1,084 per ounce in the June 2014 quarter. At Tarkwa, net operating costs decreased by 3 per cent from US$90 million to US$87 million due to on-going business improvement initiatives. All-in sustaining costs and total all-in costs amounted to US$938 per ounce in the June 2015 quarter compared with US$1,026 per ounce in the June 2014 quarter due to increased gold sold and lower operating costs.

At Damang, net operating costs increased by 14 per cent from US$44 million to US$50 million due to increased tonnes mined and processed as well as higher fuel costs resulting from the use of Gensets due to power load shedding. All-in sustaining costs and total all-in cost amounted to US$1,370 per ounce in the June 2015 quarter compared with US$1,282 per ounce in the June 2014 quarter due to higher net operating costs.

At Cerro Corona in South America, net operating costs decreased by 16 per cent from US$51 million in the June 2014 quarter to US$43 million in the June 2015 quarter. This was mainly due to a drawdown of concentrate inventory of US$11 million in the June 2014 quarter compared with US$5 million in the June 2015 quarter. All-in sustaining costs and total all-in cost amounted to US$381 per ounce in the June 2015 quarter compared with US$307 per ounce in the June 2014 quarter due to lower by-product credits, partially offset by lower capital expenditure and higher gold ounces sold. All-in sustaining costs and total all-in cost, on a gold equivalent basis amounted to US$662 per ounce in the June 2015 quarter compared with US$789 per ounce in the June 2014 quarter due to lower capital expenditure.

At the Australia region, net operating costs decreased by 7 per cent from A$199 million (US$185 million) in the June 2014 quarter to A$186 million (US$145 million) in the June 2015 quarter. All-in sustaining costs and total all-in cost for the region amounted to A$1,288 per ounce (US$1,008 per ounce) in the June 2015 quarter compared with A$1,118 per ounce (US$1,042 per ounce) in the June 2014 quarter.

At St Ives, net operating costs decreased by 3 per cent from A$80 million (US$75 million) in the June 2014 quarter to A$78 million (US$61 million) in the June 2015 quarter. All-in sustaining costs and total all-in cost for St Ives amounted to A$1,454 per ounce (US$1,136 per ounce) in the June 2015 quarter compared with A$1,472 per ounce (US$1,372 per ounce) in the June 2014 quarter due to lower net operating costs and higher gold sold, partially offset by higher capital expenditure.

At Agnew/Lawlers, net operating costs decreased by 2 per cent from A$47 million (US$43 million) in the June 2014 quarter to A$46 million (US$36 million) in the June 2015 quarter. All-in sustaining costs and total all-in cost for Agnew/Lawlers amounted to A$1,357 per ounce (US$1,077 per ounce) in the June 2015 quarter compared with A$1,083 per ounce (US$1,010 per ounce) in the June 2014 quarter, due to lower gold sold.

At Darlot net operating costs decreased by 26 per cent from A$23 million (US$22 million) in the June 2014 quarter to A$17 million (US$13 million) in the June 2015 quarter. All-in sustaining costs and total all-in cost amounted to A$1,500 per ounce (US$1,164 per ounce) in the June 2015 quarter compared with A$1,316 per ounce (US$1,228 per ounce) in the June 2014 quarter due to lower gold sold.

At Granny Smith, net operating costs decreased by 4 per cent from A$48 million (US$45 million) in the June 2014 quarter to A$46 million (US$36 million) in the June 2015 quarter. All-in sustaining costs and total all-in cost amounted to A$989 per ounce (US$770 per ounce) in the June 2015 quarter compared with A$742 per ounce (US$692 per ounce) in the June 2014 quarter due to lower gold sold and higher capital expenditure.

The Group all-in sustaining costs of US$1,029 per ounce and total all-in cost of US$1,059 per ounce in the June 2015 quarter compared with all-in sustaining costs of US$1,050 per ounce and total all-in cost of US$1,093 per ounce in the June 2014 quarter. The lower all-in-sustaining and all-in costs in the June 2015 quarter was due to lower net operating costs, partially offset by lower by-product credits, higher capital expenditure and lower gold sold.

Operating profit decreased from US$311 million to US$278 million as a result of the above.

Amortisation for the Group decreased from US$175 million in the June 2014 quarter to US$142 million in the June 2015 quarter mainly due to lower production and the change in estimate in the depreciation calculation at the Australian operations, which was implemented in the second half of 2014.

Net interest paid decreased from US$19 million to US$15 million due to the paying down of relatively more expensive South African debt as compared with offshore debt in the March 2015 quarter.

The share of equity accounted losses after taxation was similar at US$1 million and mainly related to the ongoing study and evaluation costs at the Far Southeast project (FSE).

The loss on foreign exchange of US$2 million in the June 2015 quarter compared with a gain of US$1 in the June 2014 quarter. These related to the conversion of offshore cash holdings into their functional currencies.

The gain on financial instruments of US$2 million in the June 2015 quarter compared with US$nil million in the June 2014 quarter and related to the mark to market adjustment on diesel hedges that the Australian operations entered into on 10 September and 26 November 2014.

Share-based payments for the Group decreased from US$5 million in the June 2014 quarter to US$3 million in the June 2015 quarter due to the implementation of a new long-term employee incentive scheme in 2014. Long-term employee benefits of US$nil million in the June 2015 quarter compared with US$4 million in the June 2014 quarter, the reduction due to mark to market adjustments.

Together the two schemes decreased from US$9 million to US$3 million.

Exploration expenditure increased from US$15 million in the June 2014 quarter to US$19 million in the June 2015 quarter due to higher expenditure at Salares Norte.

Royalties of US$21 million in the June 2015 quarter compared with US$22 million in the June 2014 quarter.

The taxation charge of US$43 million in the June 2015 quarter compared with US$30 million in the June 2014 quarter, in line with the higher taxable income and as a result of the increased taxation charge of US$6 million due to the weakening of the Peruvian Nuevo Sol in the June 2015 quarter compared with an income of US$3 million due to the strengthening of the Peruvian Nuevo Sol in the June 2014 quarter.

As a result of the above, net earnings attributable to the Gold Fields shareholders of US$12 million in the June 2015 quarter compared with net earnings of US$20 million in the June 2014 quarter.

Normalised earnings of US$22 million in the June 2015 quarter compared with US$25 million in the June 2014 quarter.

CASH FLOW

Cash inflow from operating activities of US$191 million in the June 2015 quarter compared with US$220 million in the June 2014 quarter with the decrease mainly due to higher royalties and taxation paid in June 2015.

Cash outflows from investing activities increased from US$156 million to US$161 million, mainly due to higher capital expenditure.

Capital expenditure increased from US$153 million in the June 2014 quarter to US$158 million in the June 2015 quarter mainly due to increased expenditure on exploration and development at all of the Australian operations, partially offset by lower expenditure at Cerro Corona.

At the South Africa region, capital expenditure at South Deep increased from R194 million (US$19 million) to R200 million (US$17 million).

At the West Africa region, capital expenditure increased from US$46 million in the June 2014 quarter to US$52 million in the June 2015 quarter mainly due to increased stripping at Tarkwa. In South America, at Cerro Corona, capital expenditure decreased from US$20 million in the June 2014 quarter to USS$12 million in the June 2015 quarter. At the Australia region, capital expenditure increased from A$73 million (US$68 million) to A$99 million (US$77 million).

Net cash outflow from financing activities of US$10 million in the June 2015 quarter compared with US$80 million in the June 2014 quarter. Both related to long term and short term loans received and repaid.

The net cash inflow of US$16 million in the June 2015 quarter compared with a net cash outflow of US$26 million in the June 2014 quarter. After accounting for a negative translation adjustment of US$3 million, the cash inflow in June 2015 was US$13 million. The cash balance at the end of June 2015 was US$415 million compared with US$351 million at the end of June 2014.

Corporate

ENERGY, WATER AND CLIMATE CHANGE

Gold Fields has undertaken a number of energy, water and climate change initiatives during the quarter:

An agreement was signed with the Carbon War Room/Rocky Mountain Institute, a global non-profit organisation founded by Sir Richard Branson and like-minded entrepreneurs to accelerate the adoption of business solutions to advance the low carbon economy, to investigate energy security and the integration of renewable energy at its operations. The report by the organisation has been completed and its key findings have been integrated into our mines' energy plans.

Gold Fields has started implementing five-year regional energy security plans that have been developed in response to rising energy costs and energy supply concerns in West Africa and South Africa.

Australia's Clean Energy Regulator, set up under Australia's new carbon policy, in May approved an application to its Emission Reduction Fund (ERF) from Gold Fields to earn carbon credits (ACCUs) from a project that meets criteria specified in the ERF 'industrial electricity and fuel efficiency' methodology. Gold Fields will earn the credits by switching the power station at its Granny Smith mine from diesel to gas – a cleaner fuel. The project is only the second to be approved by the ERF.

The Group submitted its 2015 Carbon Disclosure Report (CDP) detailing its greenhouse gas emissions, energy use and the risks and opportunities arising from climate change. It also submitted its 2015 CDP Water Disclosure Report (WDP) which contains information relating to its water usage, goals and water-related risks. Both reports are available on the Gold Fields website.

WOODJAM PROJECT DISPOSAL

Gold Fields reached an agreement with its partner, Consolidated Woodjam Copper Corporation ("Woodjam Copper") (TSX-V: WCC), to sell its 51 per cent interest in the Woodjam copper-gold-molybdenum projects located in British Columbia (BC), Canada.

Under the agreement Woodjam Copper will procure 100 per cent control of the Woodjam project by purchasing all of the shares in the wholly owned subsidiary that currently holds Gold Fields' 51 per cent joint venture interest. In exchange, Gold Fields will be issued with new Woodjam Copper shares to take its aggregate holding in Woodjam Copper to 19.9 per cent, and Gold Fields will retain a 2 per cent Net Smelter Return Royalty (NSR) over all unencumbered land owned by Woodjam Copper. This royalty may be reduced at any time to 1 per cent by paying Gold Fields CAD$5,000,000 in cash. An NSR of 0,5 per

cent will apply to certain encumbered claims, subject to terms and conditions.

In addition, Gold Fields' holding shall be topped-up (to a maximum of 50,000,000 additional shares) on the third anniversary of the agreement, for no additional consideration so that Gold Fields' holding at that time remains equal to 19.9 per cent of the then issued and outstanding shares of Woodjam Copper. Gold Fields will have the option of maintaining its interest by participating in future share placements. Furthermore, Woodjam Copper will pay Gold Fields all past accumulated refundable BC mineral exploration tax credits earned in the current Gold Fields subsidiary. These will be settled in cash as they are received. The agreement remains subject to acceptance by the TSX-Venture Exchange, and the transaction is expected to close once these regulatory approvals have been obtained.

CASH DIVIDEND

In line with the company's dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared an interim dividend number 82 of 4 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2015. This translates to 35 per cent of normalised earnings. The interim dividend will be subject to the Dividend Withholding Tax that was introduced with effect from 1 April 2012 of 15 per cent. In accordance with paragraphs 11.17(a)(i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local dividends withholding tax rate is 15 per cent (fifteen per centum);
- The gross local dividend amount is 4 SA cents per ordinary share for shareholders exempt from dividends tax;
- The Dividend Withholding Tax of 15 per cent (fifteen per centum) will be applicable to this dividend;
- The net local dividend amount is 3.400 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 778,014,626 ordinary shares in issue (included in this number are 856,330 treasury shares); and
- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

Interim dividend number 82: 4 SA cents per share
Last date to trade cum-dividend: Friday 4 September 2015
Sterling and US dollar conversion date: Monday 7 September 2015
Shares commence trading ex-dividend: Monday 7 September 2015
Record date: Friday 11 September 2015
Payment of dividend: Monday 14 September 2015

Share certificates may not be dematerialised or rematerialised between Monday, 7 September 2015 and Friday, 11 September 2015, both dates inclusive.

Outlook

We maintain our full year production guidance of around 2.2 million ounces, however, production at South Deep is now expected to be approximately 6,500 kilograms (previously 7,100 kilograms), principally due to a deliberate focus to fix the base for a sustainable long-term future. The lower production at South Deep is offset by better than expected performances at Tarkwa, St Ives, Granny Smith and Cerro Corona. Financial year 2015 cost guidance of AISC of US$1,055 per ounce and AIC of US$1,075 per ounce remains unchanged.

Capital expenditure for 2015 is forecast at US$660 million. It is weighted to the first half of the year, which will have a resultant impact on AIC.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 4 and 28.

BASIS OF ACCOUNTING

The unaudited condensed consolidated quarterly financial statements are prepared in accordance with International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting,* the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

The accounting policies applied in the preparation of these quarterly financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

LITIGATION STATEMENT

In relation to the Litigation statement, there has been no further update since the release of the Integrated Annual Report on 31 March 2015 except for the SEC investigation.

SEC investigation into BEE transaction

On 22 June 2015 Gold Fields Limited was informed by the Foreign Corrupt Practices Act Unit of the United States Securities Exchange Commission (the Commission) that it has concluded its investigation in connection with the Black Economic Empowerment (BEE) transaction related to South Deep and, based on the information available to them, will not recommend to the Commission that enforcement action be taken against Gold Fields.

The notice has been provided under the guidelines set out in the final paragraph of the Securities Act Release No 5310, which states in part that the notice "must in no way be construed as indicating that the party has been exonerated or that no action may ultimately result from the staff's investigation".

N.J. Holland
Chief Executive Officer
20 August 2015

The financial statements are presented on a condensed consolidated basis

Income statement

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS				
	Quarter			Six months to	
	June 2015	March 2015	June 2014	June 2015	June 2014
Revenue	**660.4**	609.8	747.0	**1,270.2**	1,461.6
Operating costs, net	**(382.2)**	(366.0)	(435.9)	**(748.2)**	(858.6)
– Operating costs	**(358.6)**	(355.5)	(424.5)	**(714.1)**	(854.7)
– Gold inventory change	**(23.6)**	(10.5)	(11.4)	**(34.1)**	(3.9)
Operating profit	**278.2**	243.8	311.1	**522.0**	603.0
Amortisation and depreciation	**(141.5)**	(141.0)	(174.6)	**(282.5)**	(333.3)
Net operating profit	**136.7**	102.8	136.5	**239.5**	269.7
Net interest paid	**(15.2)**	(19.1)	(18.8)	**(34.3)**	(37.7)
Share of equity accounted earnings after taxation	**(1.3)**	(2.7)	(0.9)	**(4.0)**	(1.5)
(Loss)/gain on foreign exchange	**(1.8)**	1.9	0.8	**0.1**	1.0
Gain/(loss) on financial instruments	**1.7**	(2.5)	(0.1)	**(0.8)**	(0.1)
Share-based payments	**(3.0)**	(3.1)	(5.0)	**(6.1)**	(16.1)
Long-term employee benefits	**(0.3)**	(3.1)	(3.9)	**(3.4)**	(3.9)
Other	**(8.6)**	(10.1)	(12.0)	**(18.7)**	(23.3)
Exploration and project costs	**(19.3)**	(13.4)	(14.7)	**(32.7)**	(26.6)
Profit before royalties, taxation and non-recurring items	**88.9**	50.7	81.9	**139.6**	161.5
Non-recurring items	**(10.8)**	(0.3)	(8.2)	**(11.1)**	(34.9)
Profit before royalties and taxation	**78.1**	50.4	73.7	**128.5**	126.6
Royalties	**(21.2)**	(18.3)	(21.8)	**(39.5)**	(43.8)
Profit before taxation	**56.9**	32.1	51.9	**89.0**	82.8
Mining and income taxation	**(42.5)**	(44.3)	(29.6)	**(86.8)**	(58.3)
– Normal taxation	**(36.9)**	(26.8)	(24.1)	**(63.7)**	(42.0)
– Deferred taxation	**(5.6)**	(17.5)	(5.5)	**(23.1)**	(16.3)
Net profit/(loss)	**14.4**	(12.2)	22.3	**2.2**	24.5
Attributable to:					
– Owners of the parent	**11.7**	(13.9)	19.5	**(2.2)**	19.2
– Non-controlling interest	**2.7**	1.7	2.8	**4.4**	5.3
Non-recurring items:					
Loss on sale of investments	**-**	-	(0.8)	**-**	(0.8)
Profit/(loss) on sale of assets	**-**	1.8	(2.6)	**1.8**	(2.6)
Restructuring costs	**(3.0)**	(1.5)	(2.2)	**(4.5)**	(20.8)
Impairment of investments and assets	**(7.6)**	(0.8)	4.5	**(8.4)**	(0.6)
Other	**(0.2)**	0.2	(7.1)	**-**	(10.1)
Total non-recurring items	**(10.8)**	(0.3)	(8.2)	**(11.1)**	(34.9)
Taxation	**1.0**	(0.1)	2.9	**0.9**	9.6
Net non-recurring items after tax	**(9.8)**	(0.4)	(5.3)	**(10.2)**	(25.3)
Net earnings/(loss)	**11.7**	(13.9)	19.5	**(2.2)**	19.2
Net earnings/(loss) per share (cents)	**2**	(2)	2	**-**	2
Diluted earnings/(loss) per share (cents)	**2**	(2)	2	**-**	2
Headline earnings/(loss)	**19.4**	(14.3)	17.6	**5.1**	22.4
Headline earnings/(loss) per share (cents)	**3**	(2)	2	**1**	3
Diluted headline earnings/(loss) per share (cents)	**3**	(2)	2	**1**	3
Net earnings/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation	**21.5**	(13.3)	24.6	**8.2**	45.1
Net earnings/(loss) per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents)	**3**	(2)	3	**1**	6
South African rand/United States dollar conversion rate	**12.06**	11.71	10.53	**11.89**	10.69
United States dollar/Australian dollar conversion rate	**0.78**	0.79	0.93	**0.78**	0.92
Gold equivalent sold – managed eq oz (000)	**562**	509	586	**1,071**	1,143
Gold equivalent price received US$/eq oz	**1,174**	1,198	1,275	**1,186**	1,279

Figures may not add as they are rounded independently.

The unaudited consolidated financial statements for the quarter ended 30 June 2015 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Statement of comprehensive income

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS				
	Quarter			Six months to	
	June 2015	March 2015	June 2014	June 2015	June 2014
Net profit/(loss)	14.4	(12.2)	22.3	2.2	24.5
Other comprehensive (loss)/income, net of tax	(51.7)	(105.2)	81.7	(156.9)	(7.5)
Marked to market valuation of listed investments	(0.4)	0.4	(0.4)	-	1.0
Currency translation adjustments and other	(51.3)	(105.6)	82.1	(156.9)	(8.5)
Total comprehensive (loss)/income	(37.3)	(117.4)	104.0	(154.7)	17.0
Attributable to:					
– Owners of the parent	(39.9)	(119.1)	101.4	(159.0)	12.4
– Non-controlling interest	2.6	1.7	2.6	4.3	4.6
	(37.3)	(117.4)	104.0	(154.7)	17.0

Statement of financial position

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS	
	Quarter	
	June 2015	Dec 2014
Property, plant and equipment	4,814.7	4,895.7
Goodwill	366.7	385.7
Non-current assets	166.5	163.2
Investments	247.0	257.9
Deferred taxation	80.5	62.4
Current assets	953.6	1,092.8
– Other current assets	498.5	594.8
– Cash and deposits	415.1	458.0
– Assets held for sale	40.0	40.0
Total assets	6,629.0	6,857.7
Shareholders' equity	3,497.4	3,663.3
Deferred taxation	426.8	387.0
Long-term loans	1,817.0	1,765.7
Environmental rehabilitation provisions	301.3	311.2
Long-term employee benefits	11.5	8.3
Other long-term provisions	7.5	9.1
Current liabilities	567.5	713.1
– Other current liabilities	492.5	567.9
– Current portion of long-term loans	75.0	145.2
Total equity and liabilities	6,629.0	6,857.7
US dollar/South African rand conversion rate	12.16	11.56
US dollar/Australian dollar conversion rate	0.78	0.81
Net debt	1,476.9	1,452.9

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Diesel hedge *
Australia
On 26 November 2014, Gold Fields Australia (Pty) Limited entered into Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels based on 50 per cent of estimated usage for the period January to March 2015 was committed at a fixed price of US$94.00 per barrel and a further 283,500 barrels based on 75 per cent of estimated usage was committed at a price of US$96.00 per barrel for the period April to December 2015. Brent Crude at the time of the transaction was US$78.45 per barrel.
At the reporting date, the fair value was negative US$3.9 million.

---

* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Statement of changes in equity

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS				
	Share capital and premium	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 31 December 2014	**3,470.8**	**(1,636.5)**	**1,704.6**	**124.5**	**3,663.3**
Total comprehensive (loss)/income	-	(156.8)	(2.2)	4.3	(154.7)
(Loss)/profit for the period	-	-	(2.2)	4.4	(2.2)
Other comprehensive losses	-	(156.8)	-	(0.1)	(156.9)
Dividends declared	-	-	(12.8)	(4.6)	(17.4)
Share-based payments	-	6.1	-	-	6.1
Exercise of employee share options	0.1	-	-	-	0.1
Balance as at 30 June 2015	**3,470.9**	**(1,787.2)**	**1,689.6**	**124.2**	**3,497.4**

	UNITED STATES DOLLARS				
	Share capital and premium	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 31 December 2013	**3,470.7**	**(1,340.8)**	**1,721.6**	**193.8**	**4,045.2**
Total comprehensive (loss)/income	-	(6.8)	19.2	4.6	17.0
Profit for the period	-	-	19.2	5.3	24.5
Other comprehensive losses	-	(6.8)	-	(0.7)	(7.5)
Dividends declared	-	-	(15.7)	(10.4)	(26.1)
Share-based payments	-	16.1	-	-	16.1
Loans received from non-controlling interest	-	-	-	1.6	1.6
Exercise of employee share options	0.1	-	-	-	0.1
Balance as at 30 June 2014	**3,470.8**	**(1,331.5)**	**1,725.1**	**189.6**	**4,053.9**

Debt maturity ladder

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS			
	31 Dec 2015	**31 Dec 2016**	**1 Jan 2017 to 31 Dec 2020**	**Total**
Uncommitted loan facilities				
US dollar million	-	-	-	-
Rand million	1,297.0	-	-	**1,297.0**
Rand debt translated to dollar	106.7	-	-	**106.7**
Total (US$'m)	**106.7**	**-**	**-**	**106.7**
Committed loan facilities				
US dollar million	75.0	-	2,647.0	**2,722.0**
Rand million	-	1,000.0	1,500.0	**2,500.0**
Rand debt translated to dollar	-	82.2	123.4	**205.6**
Total (US$'m)	**75.0**	**82.2**	**2,770.4**	**2,927.6**
Total (US$'m) – Uncommitted and committed loan facilities	**181.7**	**82.2**	**2,770.4**	**3,034.3**
Utilisation – Uncommitted loan facilities				
US dollar million	-	-	-	-
Rand million	-	-	-	-
Rand debt translated to dollar	-	-	-	-
Total (US$'m)	**-**	**-**	**-**	**-**
Utilisation – Committed loan facilities (including US$ bond)				
US dollar million	75.0	-	1,817.0	**1,892.0**
Rand million	-	-	-	-
Rand debt translated to dollar	-	-	-	-
Total (US$'m)	**75.0**	**-**	**1,817.0**	**1,892.0**
Total (US$'m) – Utilisation – Uncommitted and committed loan facilities	**75.0**	**-**	**1,817.0**	**1,892.0**

Exchange rate: US$1 = R12.16 being the closing rate at the end of the June 2015 quarter.

Statement of cash flows

Figures are in millions unless otherwise stated

| | UNITED STATES DOLLARS | | | | |
| | Quarter | | | Six months to | |
	June 2015	March 2015	June 2014	June 2015	June 2014
Cash flows from operating activities	**191.3**	150.2	220.3	**341.5**	418.2
Profit before royalties, tax and non-recurring items	**88.9**	50.7	81.9	**139.6**	161.5
Non-recurring items	**(10.8)**	(0.3)	(8.2)	**(11.1)**	(34.9)
Amortisation and depreciation	**141.5**	141.0	174.6	**282.5**	333.3
South Deep BEE dividend	**-**	(1.7)	(1.9)	**(1.7)**	(1.9)
Change in working capital	**8.9**	34.5	(4.4)	**43.4**	22.4
Royalties and taxation paid	**(44.3)**	(74.2)	(27.6)	**(118.5)**	(80.5)
Other non-cash items	**7.1**	0.2	5.9	**7.3**	18.3
Dividends paid	**(4.6)**	(12.9)	(10.4)	**(17.5)**	(26.1)
Owners of the parent	**-**	(12.8)	-	**(12.8)**	(15.7)
Non-controlling interest holders	**(4.6)**	(0.1)	(10.4)	**(4.7)**	(10.4)
Cash flows from investing activities	**(161.1)**	(179.0)	(155.5)	**(340.1)**	(299.6)
Capital expenditure – additions	**(158.3)**	(174.8)	(153.4)	**(333.1)**	(294.7)
Capital expenditure – proceeds on disposal	**0.6**	1.8	0.9	**2.4**	1.0
Purchase of investments	**-**	-	-	**-**	(1.6)
Proceeds on disposal of investments	**-**	-	0.2	**-**	2.0
Environmental payments	**(3.4)**	(6.0)	(3.2)	**(9.4)**	(6.3)
Cash flows from financing activities	**(10.0)**	(8.0)	(80.2)	**(18.0)**	(71.3)
Loans received	**5.0**	341.2	96.4	**346.2**	224.7
Loans repaid	**(15.0)**	(349.2)	(177.3)	**(364.2)**	(297.6)
Non-controlling interest holders' loans received	**-**	-	0.7	**-**	1.6
Net cash inflow/(outflow)	**15.6**	(49.7)	(25.8)	**(34.1)**	21.2
Translation adjustment	**(2.8)**	(6.0)	2.7	**(8.8)**	4.5
Cash at beginning of period	**402.3**	458.0	373.8	**458.0**	325.0
Cash at end of period	**415.1**	402.3	350.7*	**415.1**	350.7*
Cash flow from operating activities less net capital expenditure and environmental payments	**30.2**	(28.8)	64.6	**1.4**	118.2

* Cash at end of June 2014 comprised cash of US$350.1 million as in the Statement of financial position and US$0.6 million relating to Chucapaca project cash reallocated to assets held for sale.

Reconciliation of headline earnings with net earnings

Figures are in millions unless otherwise stated

| | UNITED STATES DOLLARS | | | | |
| | Quarter | | | Year to date | |
	June 2015	March 2015	June 2014	June 2015	June 2014
Net earnings/(loss)	**11.7**	(13.9)	19.5	**(2.2)**	19.2
Loss on sale of investments	**-**	-	0.8	**-**	0.8
(Profit)/loss on sale of assets	**-**	(1.8)	2.6	**(1.8)**	2.6
Taxation effect on sale of assets	**0.1**	0.6	(0.8)	**0.7**	(0.8)
Impairment of investments and assets	**7.6**	0.8	(4.5)	**8.4**	0.6
Headline earnings/(loss)	**19.4**	(14.3)	17.6	**5.1**	22.4
Headline earnings/(loss) per share – cents	**3**	(2)	2	**1**	3

Based on headline earnings/(loss) as given above divided by 774,747,163 (March 2015 – 772,474,860 and June 2014 – 768,872,415) being the weighted average number of ordinary shares in issue.

Segmental operating and financial results

UNITED STATES DOLLARS		Total Mine Operations	South Africa Region	West Africa Region			South America Region
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results							
Ore milled/treated (000 tonnes)	June 2015	**8,160**	**298**	**4,514**	**3,421**	**1,093**	**1,633**
	March 2015	8,173	262	4,402	3,385	1,017	1,597
	Year to date	16,333	560	8,916	6,806	2,110	3,230
Yield (grams per tonne)	June 2015	**2.1**	**4.0**	**1.3**	**1.4**	**1.2**	**1.6**
	March 2015	2.0	4.3	1.2	1.2	1.2	1.3
	Year to date	2.0	4.2	1.3	1.3	1.2	1.4
Gold produced (000 managed equivalent ounces)	June 2015	**554.9**	**38.7**	**197.7**	**156.2**	**41.5**	**83.6**
	March 2015	519.1	36.3	174.8	135.8	39.0	66.6
	Year to date	1,074.0	75.0	372.5	292.0	80.5	150.2
Gold sold (000 managed equivalent ounces)	June 2015	**562.1**	**38.7**	**197.7**	**156.2**	**41.5**	**90.8**
	March 2015	508.9	36.3	174.8	135.8	39.0	56.4
	Year to date	1,071.0	75.0	372.5	292.0	80.5	147.2
Gold price received (dollar per equivalent ounce)	June 2015	**1,174**	**1,194**	**1,196**	**1,196**	**1,198**	**1,083**
	March 2015	1,198	1,214	1,218	1,218	1,219	1,021
	Year to date	1,186	1,204	1,207	1,207	1,208	1,059
Operating costs (dollar per tonne)	June 2015	**44**	**196**	**29**	**24**	**44**	**23**
	March 2015	44	207	29	25	44	21
	Year to date	44	201	29	25	44	22
All-in-sustaining costs (dollar per ounce)	June 2015	**1,026**	**1,895**	**1,029**	**938**	**1,370**	**381**
	March 2015	1,137	1,929	1,299	1,299	1,299	493
	Year to date	1,078	1,912	1,156	1,106	1,336	423
Total all-in-cost (dollar per ounce)	June 2015	**1,031**	**1,986**	**1,029**	**938**	**1,370**	**381**
	March 2015	1,146	2,055	1,299	1,299	1,299	493
	Year to date	1,086	2,020	1,156	1,108	1,336	423
Financial Results ($ million)							
Revenue	June 2015	**660.4**	**46.2**	**236.5**	**186.8**	**49.7**	**98.4**
	March 2015	609.8	44.1	213.0	165.4	47.6	57.6
	Year to date	1,270.2	90.3	449.6	352.4	97.2	156.0
Net operating costs	June 2015	**(382.2)**	**(58.5)**	**(136.4)**	**(86.6)**	**(49.8)**	**(42.6)**
	March 2015	(366.0)	(54.2)	(125.4)	(81.6)	(43.8)	(28.4)
	Year to date	(748.2)	(112.7)	(261.8)	(168.2)	(93.6)	(71.0)
− Operating costs	June 2015	**(358.6)**	**(58.5)**	**(130.9)**	**(82.9)**	**(48.0)**	**(37.3)**
	March 2015	(355.5)	(54.2)	(129.3)	(84.9)	(44.4)	(33.4)
	Year to date	(714.1)	(112.7)	(260.2)	(167.8)	(92.4)	(70.7)
− Gold inventory change	June 2015	**(23.6)**	**-**	**(5.5)**	**(3.7)**	**(1.8)**	**(5.3)**
	March 2015	(10.5)	-	3.8	3.3	0.5	5.0
	Year to date	(34.1)	-	(1.7)	(0.4)	(1.2)	(0.3)
Operating profit/(loss)	June 2015	**278.2**	**(12.3)**	**100.1**	**100.2**	**(0.1)**	**55.8**
	March 2015	243.8	(10.1)	87.5	83.8	3.7	29.2
	Year to date	522.0	(22.4)	187.8	184.2	3.6	85.0
Amortisation of mining assets	June 2015	**(141.2)**	**(14.9)**	**(42.4)**	**(36.0)**	**(6.4)**	**(22.8)**
	March 2015	(140.7)	(17.0)	(44.5)	(38.9)	(5.6)	(20.6)
	Year to date	(281.9)	(31.9)	(86.9)	(74.9)	(12.0)	(43.4)
Net operating profit/(loss)	June 2015	**137.0**	**(27.1)**	**57.7**	**64.2**	**(6.5)**	**33.0**
	March 2015	103.2	(27.1)	43.0	44.8	(1.8)	8.6
	Year to date	240.2	(54.3)	100.9	109.3	(8.4)	41.7
Other expenses	June 2015	**(19.2)**	**(1.8)**	**(5.4)**	**(3.9)**	**(1.5)**	**(2.6)**
	March 2015	(27.5)	(4.6)	(4.1)	(2.9)	(1.2)	(4.4)
	Year to date	(46.7)	(6.4)	(9.5)	(6.8)	(2.7)	(7.0)
Profit/(loss) before royalties and taxation	June 2015	**117.8**	**(29.0)**	**52.3**	**60.4**	**(8.1)**	**30.4**
	March 2015	75.6	(31.7)	38.9	41.9	(3.1)	4.2
	Year to date	193.4	(60.7)	91.3	102.5	(11.2)	34.6
Royalties, mining and income taxation	June 2015	**(57.9)**	**7.7**	**(25.9)**	**(27.1)**	**1.2**	**(18.5)**
	March 2015	(59.0)	10.3	(20.3)	(19.9)	(0.4)	(23.9)
	Year to date	(119.2)	18.0	(46.2)	(47.0)	0.8	(42.4)
− Normal taxation	June 2015	**(24.4)**	**2.3**	**(11.5)**	**(11.5)**	**-**	**(15.2)**
	March 2015	(7.9)	(2.3)	(2.3)	(2.3)	-	(5.6)
	Year to date	(34.6)	-	(13.8)	(13.8)	-	(20.8)
− Royalties	June 2015	**(21.2)**	**(0.3)**	**(11.8)**	**(9.3)**	**(2.5)**	**(2.1)**
	March 2015	(18.3)	(0.2)	(10.6)	(8.3)	(2.4)	(0.2)
	Year to date	(39.5)	(0.5)	(22.5)	(17.6)	(4.9)	(2.3)
− Deferred taxation	June 2015	**(12.3)**	**8.0**	**(2.6)**	**(6.3)**	**3.7**	**(1.1)**
	March 2015	(32.8)	10.5	(7.3)	(9.3)	2.0	(18.1)
	Year to date	(45.1)	18.5	(9.9)	(15.6)	5.7	(19.2)
Profit/(loss) before non-recurring items	June 2015	**59.9**	**(21.3)**	**26.4**	**33.3**	**(6.8)**	**11.9**
	March 2015	16.6	(21.5)	18.6	22.1	(3.5)	(19.7)
	Year to date	74.1	(42.7)	45.2	55.5	(10.3)	(7.8)
Non-recurring items	June 2015	**(3.0)**	**0.1**	**(0.6)**	**(0.5)**	**(0.1)**	**-**
	March 2015	0.3	(0.7)	(0.8)	(0.5)	(0.2)	-
	Year to date	(2.7)	(0.6)	(1.3)	(1.0)	(0.3)	-
Net profit/(loss)	June 2015	**56.8**	**(21.4)**	**25.9**	**32.8**	**(6.9)**	**11.9**
	March 2015	16.9	(22.1)	17.9	21.5	(3.7)	(19.7)
	Year to date	71.4	(43.4)	43.9	54.5	(10.6)	(7.9)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items	June 2015	**51.8**	**(21.2)**	**27.3**	**33.9**	**(6.6)**	**10.9**
	March 2015	19.8	(22.6)	17.9	21.5	(3.6)	(19.2)
	Year to date	71.6	(43.8)	45.1	55.4	(10.3)	(8.3)
Capital expenditure	June 2015	**(158.1)**	**(16.5)**	**(52.3)**	**(48.2)**	**(4.1)**	**(12.3)**
	March 2015	(174.7)	(18.7)	(88.6)	(84.5)	(4.1)	(6.5)
	Year to date	(332.9)	(35.2)	(140.9)	(132.7)	(8.2)	(18.8)

Average exchange rates were US$1 = R12.06 and US$1 = R11.71 for the June 2015 and March 2015 quarters respectively.

The Australian/US dollar exchange rates were A$1 = US$0.78 and A$1 = US$0.79 for the June 2015 and March 2015 quarters respectively.

Segmental operating and financial results

UNITED STATES DOLLARS		Australia Region# Australia					AUSTRALIAN DOLLARS[1] Australia Region#					SOUTH AFRICAN RAND[2] South Africa Region
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	South Deep
Operating Results												
Ore milled/treated	June 2015	**1,715**	**912**	**314**	**128**	**361**	**1,715**	**912**	**314**	**128**	**361**	**298**
(000 tonnes)	March 2015	1,912	1,144	312	86	370	1,912	1,144	312	86	370	262
	Year to date	3,627	2,056	626	214	731	3,627	2,056	626	214	731	560
Yield	June 2015	**4.2**	**3.0**	**5.3**	**4.2**	**6.4**	**4.2**	**3.0**	**5.3**	**4.2**	**6.4**	**4.0**
(grams per tonne)	March 2015	3.9	2.7	5.9	4.0	6.1	3.9	2.7	5.9	4.0	6.1	4.3
	Year to date	4.1	2.8	5.6	4.1	6.2	4.1	2.8	5.6	4.1	6.2	4.2
Gold produced	June 2015	**235.0**	**89.2**	**53.8**	**17.4**	**74.6**	**235.0**	**89.2**	**53.8**	**17.4**	**74.6**	**1,203**
(000 managed	March 2015	241.4	98.7	59.6	11.2	72.0	241.4	98.7	59.6	11.2	72.0	1,129
equivalent ounces)	Year to date	476.4	187.9	113.4	28.5	146.6	476.4	187.9	113.4	28.5	146.6	2,332
Gold sold	June 2015	**235.0**	**89.2**	**53.8**	**17.4**	**74.6**	**235.0**	**89.2**	**53.8**	**17.4**	**74.6**	**1,203**
(000 managed	March 2015	241.4	98.7	59.6	11.2	72.0	241.4	98.7	59.6	11.2	72.0	1,129
equivalent ounces)	Year to date	476.4	187.9	113.4	28.5	146.6	476.4	187.9	113.4	28.5	146.6	2,332
Gold price received	June 2015	**1,190**	**1,190**	**1,191**	**1,184**	**1,190**	**1,527**	**1,529**	**1,528**	**1,522**	**1,529**	**463,082**
(dollar per	March 2015	1,223	1,226	1,219	1,229	1,222	1,550	1,553	1,545	1,557	1,548	457,031
equivalent ounce)	Year to date	1,206	1,207	1,204	1,204	1,205	1,540	1,542	1,538	1,538	1,539	460,152
Operating costs	June 2015	**77**	**50**	**118**	**112**	**97**	**99**	**64**	**152**	**144**	**125**	**2,367**
(dollar per tonne)	March 2015	73	47	117	173	90	92	60	148	219	115	2,421
	Year to date	75	48	117	137	94	95	62	150	174	120	2,392
All-in-sustaining costs	June 2015	**1,008**	**1,136**	**1,077**	**1,164**	**770**	**1,288**	**1,454**	**1,357**	**1,500**	**989**	**734,784**
(dollar per ounce)	March 2015	978	1,029	951	1,757	810	1,240	1,304	1,206	2,226	1,027	726,648
	Year to date	990	1,079	1,001	1,400	789	1,263	1,375	1,277	1,786	1,008	731,017
Total all-in-cost	June 2015	**1,008**	**1,136**	**1,077**	**1,164**	**770**	**1,288**	**1,454**	**1,357**	**1,500**	**989**	**769,847**
(dollar per ounce)	March 2015	978	1,029	951	1,757	810	1,240	1,304	1,206	2,226	1,027	774,335
	Year to date	990	1,079	1,001	1,400	789	1,263	1,375	1,277	1,786	1,008	772,702
Financial Results ($ million)												
Revenue	June 2015	**279.6**	**106.2**	**64.1**	**20.6**	**88.8**	**359.1**	**136.4**	**82.3**	**26.4**	**114.0**	**557.1**
	March 2015	295.2	120.9	72.7	13.7	87.9	374.2	153.3	92.1	17.4	111.5	516.0
	Year to date	574.4	226.8	136.5	34.3	176.7	733.5	289.7	174.4	43.9	225.6	1,073.1
Net operating costs	June 2015	**(144.9)**	**(60.5)**	**(35.5)**	**(13.3)**	**(35.5)**	**(186.3)**	**(77.8)**	**(45.7)**	**(17.1)**	**(45.7)**	**(705.3)**
	March 2015	(158.0)	(68.3)	(37.2)	(14.6)	(37.9)	(200.2)	(86.6)	(47.1)	(18.6)	(48.0)	(634.4)
	Year to date	(302.7)	(128.7)	(72.7)	(28.0)	(73.4)	(386.5)	(164.3)	(92.8)	(35.7)	(93.7)	(1,339.7)
− Operating costs	June 2015	**(132.0)**	**(45.3)**	**(37.1)**	**(14.4)**	**(35.2)**	**(169.5)**	**(58.2)**	**(47.6)**	**(18.4)**	**(45.2)**	**(705.3)**
	March 2015	(138.7)	(54.0)	(36.4)	(14.9)	(33.5)	(175.8)	(68.4)	(46.1)	(18.9)	(42.4)	(634.4)
	Year to date	(270.5)	(99.2)	(73.4)	(29.2)	(68.7)	(345.5)	(126.6)	(93.8)	(37.3)	(87.7)	(1,339.7)
− Gold inventory change	June 2015	**(12.9)**	**(15.1)**	**1.6**	**1.0**	**(0.3)**	**(16.8)**	**(19.6)**	**2.0**	**1.3**	**(0.5)**	**-**
	March 2015	(19.3)	(14.3)	(0.8)	0.2	(4.4)	(24.4)	(18.2)	(1.0)	0.3	(5.6)	-
	Year to date	(32.3)	(29.5)	0.8	1.2	(4.7)	(41.4)	(37.7)	1.0	1.6	(6.0)	-
Operating profit/(loss)	June 2015	**134.7**	**45.7**	**28.5**	**7.2**	**53.3**	**172.8**	**58.6**	**36.6**	**9.3**	**68.4**	**(148.2)**
	March 2015	137.2	52.6	35.5	(0.9)	50.1	173.9	66.6	45.0	(1.2)	63.5	(118.4)
	Year to date	271.7	98.2	63.9	6.4	103.3	347.0	125.4	81.6	8.1	131.9	(266.6)
Amortisation of	June 2015	**(61.1)**					**(78.7)**					**(179.4)**
mining assets	March 2015	(58.6)					(74.2)					(199.4)
	Year to date	(119.7)					(152.9)					(378.8)
Net operating	June 2015	**73.6**					**94.1**					**(327.6)**
profit/(loss)	March 2015	78.7					99.7					(317.7)
	Year to date	152.0					194.1					(645.4)
Other expenses	June 2015	**(9.3)**					**(12.0)**					**(22.9)**
	March 2015	(14.4)					(18.3)					(53.7)
	Year to date	(23.7)					(30.3)					(76.6)
Profit/(loss) before	June 2015	**64.3**					**82.1**					**(350.5)**
royalties and	March 2015	64.3					81.4					(371.5)
taxation	Year to date	128.3					163.8					(722.0)
Royalties, mining	June 2015	**(23.6)**					**(30.3)**					**93.9**
and income	March 2015	(25.1)					(31.8)					120.3
taxation	Year to date	(48.7)					(62.1)					214.2
− Normal taxation	June 2015	**-**					**-**					**-**
	March 2015	-					-					-
	Year to date	-					-					-
− Royalties	June 2015	**(7.0)**					**(9.1)**					**(2.8)**
	March 2015	(7.2)					(9.1)					(2.6)
	Year to date	(14.2)					(18.2)					(5.4)
− Deferred taxation	June 2015	**(16.5)**					**(21.4)**					**96.7**
	March 2015	(17.9)					(22.6)					122.9
	Year to date	(34.4)					(44.0)					219.6
Profit/(loss) before	June 2015	**40.7**					**51.7**					**(256.6)**
non-recurring	March 2015	39.2					49.7					(251.2)
items	Year to date	79.6					101.7					(507.8)
Non-recurring items	June 2015	**(2.5)**					**(3.2)**					**-**
	March 2015	1.7					2.2					(7.7)
	Year to date	(0.8)					(1.0)					(7.7)
Net profit/(loss)	June 2015	**38.2**					**48.5**					**(256.6)**
	March 2015	40.9					51.8					(258.9)
	Year to date	78.8					100.6					(515.5)
Net profit/(loss)	June 2015	**35.1**					**40.8**					**(256.6)**
excluding gains and	March 2015	43.7					50.8					(264.3)
losses on foreign ex-	Year to date	78.8					91.6					(520.9)
change, financial and												
non-recurring items												
Capital expenditure	June 2015	**(77.0)**	**(34.8)**	**(18.2)**	**(6.1)**	**(18.0)**	**(98.9)**	**(44.7)**	**(23.4)**	**(7.8)**	**(23.1)**	**(200.0)**
	March 2015	(61.0)	(25.1)	(16.1)	(4.1)	(15.7)	(77.3)	(31.8)	(20.4)	(5.2)	(19.9)	(218.5)
	Year to date	(138.0)	(59.9)	(34.3)	(10.2)	(33.7)	(176.2)	(76.5)	(43.8)	(13.0)	(43.0)	(418.5)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

[1] For Australia, all financial numbers are in Australian dollar.

[2] For South Africa, all financial numbers are in Rand and Rand per kilogram.

Figures may not add as they are rounded independently.

All-in-costs

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Operations	South Africa Region	West Africa Region			South America
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating costs[1]	June 2015	(358.6)	(58.5)	(130.9)	(82.9)	(48.0)	(37.3)
	March 2015	(355.5)	(54.2)	(129.3)	(84.9)	(44.4)	(33.4)
	Year to date	(714.1)	(112.7)	(260.2)	(167.8)	(92.4)	(70.7)
Gold inventory change	June 2015	(23.6)	-	(5.5)	(3.7)	(1.8)	(5.3)
	March 2015	(10.5)	-	3.8	3.3	0.5	5.0
	Year to date	(34.1)	-	(1.7)	(0.4)	(1.2)	(0.3)
Royalties	June 2015	(21.2)	(0.3)	(11.8)	(9.3)	(2.5)	(2.1)
	March 2015	(18.3)	(0.2)	(10.6)	(8.3)	(2.4)	(0.2)
	Year to date	(39.5)	(0.5)	(22.5)	(17.6)	(4.9)	(2.3)
Realised gains/losses on commodity cost hedges	June 2015	(2.3)	-	-	-	-	-
	March 2015	(3.8)	-	-	-	-	-
	Year to date	(6.1)	-	-	-	-	-
Community/social responsibility costs	June 2015	(2.8)	(0.5)	(0.9)	(0.8)	(0.1)	(1.4)
	March 2015	(1.8)	(0.4)	(0.6)	(0.6)	-	(0.8)
	Year to date	(4.6)	(0.9)	(1.5)	(1.4)	(0.1)	(2.2)
Non-cash remuneration – share-based payments	June 2015	(3.0)	(0.3)	(0.5)	(0.4)	(0.1)	(0.4)
	March 2015	(3.1)	(0.3)	(0.5)	(0.4)	(0.1)	(0.3)
	Year to date	(6.1)	(0.6)	(1.0)	(0.8)	(0.2)	(0.7)
Cash remuneration (long-term employee benefits)	June 2015	(0.3)	(0.6)	(0.5)	(0.3)	(0.2)	(0.1)
	March 2015	(3.1)	(0.7)	(1.0)	(0.9)	(0.2)	(0.4)
	Year to date	(3.4)	(1.3)	(1.6)	(1.2)	(0.4)	(0.5)
Other	June 2015	(2.3)	-	-	-	-	-
	March 2015	(2.0)	-	-	-	-	-
	Year to date	(4.3)	-	-	-	-	-
By-product credits	June 2015	42.3	-	0.1	0.1	-	42.0
	March 2015	24.6	0.1	0.8	0.8	-	23.5
	Year to date	66.9	0.1	0.9	0.9	-	65.5
Rehabilitation amortisation and interest	June 2015	(6.5)	(0.2)	(1.2)	(1.0)	(0.2)	(1.2)
	March 2015	(6.7)	(0.2)	(1.1)	(1.0)	(0.1)	(1.2)
	Year to date	(13.3)	(0.4)	(2.3)	(2.0)	(0.3)	(2.5)
Sustaining capital expenditure	June 2015	(154.8)	(13.0)	(52.3)	(48.2)	(4.1)	(12.3)
	March 2015	(170.2)	(14.1)	(88.6)	(84.5)	(4.1)	(6.5)
	Year to date	(325.0)	(27.1)	(140.9)	(132.7)	(8.2)	(18.8)
All-in sustaining costs[2]	June 2015	(534.1)	(73.3)	(203.3)	(146.5)	(56.8)	(18.1)
	March 2015	(550.1)	(70.0)	(227.1)	(176.4)	(50.7)	(14.3)
	Year to date	(1,083.4)	(143.3)	(430.6)	(323.0)	(107.6)	(32.5)
Exploration, feasibility and evaluation costs	June 2015	(11.9)	-	-	-	-	-
	March 2015	(5.6)	-	-	-	-	-
	Year to date	(17.5)	-	-	-	-	-
Non sustaining capital expenditure	June 2015	(3.5)	(3.5)	-	-	-	-
	March 2015	(4.6)	(4.6)	-	-	-	-
	Year to date	(8.1)	(8.1)	-	-	-	-
Total all-in cost[3]	June 2015	(549.5)	(76.8)	(203.3)	(146.5)	(56.8)	(18.1)
	March 2015	(560.6)	(74.6)	(227.1)	(176.4)	(50.7)	(14.3)
	Year to date	(1,109.0)	(151.4)	(430.6)	(323.0)	(107.6)	(32.5)
Total all-in sustaining cost	June 2015	(534.1)	(73.3)	(203.3)	(146.5)	(56.8)	(18.1)
	March 2015	(550.4)	(70.0)	(227.1)	(176.4)	(50.7)	(14.3)
	Year to date	(1,083.4)	(143.3)	(430.6)	(323.0)	(107.6)	(32.5)
Gold only ounces sold – (000 ounces)	June 2015	518.9	38.7	197.7	156.2	41.5	47.6
	March 2015	481.6	36.3	174.8	135.8	39.0	29.1
	Year to date	1,000.5	75.0	372.5	292.0	80.5	76.7
AISC per ounce of gold sold US$/oz	June 2015	1,029	1,895	1,029	938	1,370	381
	March 2015	1,143	1,929	1,299	1,299	1,299	493
	Year to date	1,083	1,912	1,156	1,106	1,336	423
Total all-in cost	June 2015	(549.5)	(76.8)	(203.3)	(146.5)	(56.8)	(18.1)
	March 2015	(560.6)	(74.6)	(227.1)	(176.4)	(50.7)	(14.3)
	Year to date	(1,109.0)	(151.4)	(430.6)	(323.0)	(107.6)	(32.5)
Gold only ounces sold – (000 ounces)	June 2015	518.9	38.7	197.7	156.2	41.5	47.6
	March 2015	481.6	36.3	174.8	135.8	39.0	29.1
	Year to date	1,000.5	75.0	372.5	292.0	80.5	76.7
AIC per ounce of gold sold US$/oz	June 2015	1,059	1,986	1,029	938	1,370	381
	March 2015	1,164	2,055	1,299	1,299	1,299	493
	Year to date	1,108	2,020	1,156	1,108	1,336	423

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council Industry standard.

[1] Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.

[2] All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.

[3] Total all-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.

All-in-costs

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Corporate and projects
				Australia Region — Australia			
Operating costs[1]	June 2015	**(132.0)**	**(45.3)**	**(37.1)**	**(14.4)**	**(35.2)**	-
	March 2015	(138.7)	(54.0)	(36.4)	(14.9)	(33.5)	-
	Year to date	(270.5)	(99.2)	(73.4)	(29.2)	(68.7)	-
Gold inventory change	June 2015	**(12.9)**	**(15.1)**	**1.6**	**1.0**	**(0.3)**	-
	March 2015	(19.3)	(14.3)	(0.8)	0.2	(4.4)	-
	Year to date	(32.2)	(29.5)	0.8	1.2	(4.7)	-
Royalties	June 2015	**(8.1)**	**(2.7)**	**(2.7)**	**(0.5)**	**(2.2)**	-
	March 2015	(6.1)	(3.1)	(0.5)	(0.3)	(2.2)	-
	Year to date	(14.2)	(5.8)	(3.2)	(0.8)	(4.4)	-
Realised gains/losses on commodity cost hedges	June 2015	**(2.3)**	**(0.9)**	**(0.3)**	-	**(1.0)**	-
	March 2015	(3.8)	(1.6)	(0.5)	(0.2)	(1.6)	-
	Year to date	(6.2)	(2.5)	(0.8)	(0.2)	(2.6)	-
Community/social responsibility costs	June 2015	-	-	-	-	-	-
	March 2015	-	-	-	-	-	-
	Year to date	-	-	-	-	-	-
Non-cash remuneration – share-based payments	June 2015	**(0.7)**	**(0.3)**	**(0.2)**	-	**(0.1)**	**(1.2)**
	March 2015	(0.7)	(0.4)	(0.2)	(0.1)	(0.1)	(1.2)
	Year to date	(1.5)	(0.7)	(0.4)	(0.1)	(0.2)	(2.4)
Cash remuneration (long-term employee benefits)	June 2015	**(0.2)**	-	**(0.1)**	-	**(0.1)**	**0.9**
	March 2015	(1.4)	(0.5)	(0.3)	(0.2)	(0.4)	0.4
	Year to date	(1.6)	(0.5)	(0.4)	(0.2)	(0.5)	1.3
Other	June 2015	-	-	-	-	-	**(2.3)**
	March 2015	-	-	-	-	-	(2.0)
	Year to date	-	-	-	-	-	(4.3)
By-product credits	June 2015	**0.2**	**0.2**	-	-	-	-
	March 2015	0.2	0.1	0.1	-	-	-
	Year to date	0.4	0.3	0.1	-	-	-
Rehabilitation amortisation and interest	June 2015	**(3.9)**	**(2.3)**	**(0.9)**	**(0.2)**	**(0.5)**	-
	March 2015	(4.1)	(2.6)	(0.9)	(0.2)	(0.4)	-
	Year to date	(8.0)	(4.9)	(1.8)	(0.4)	(0.9)	-
Sustaining capital expenditure	June 2015	**(77.0)**	**(34.8)**	**(18.2)**	**(6.1)**	**(18.0)**	-
	March 2015	(61.0)	(25.1)	(16.1)	(4.1)	(15.7)	-
	Year to date	(138.0)	(59.9)	(34.3)	(10.2)	(33.7)	-
All-in sustaining costs[2]	June 2015	**(236.9)**	**(101.4)**	**(58.0)**	**(20.2)**	**(57.4)**	**(2.6)**
	March 2015	(236.1)	(101.5)	(56.7)	(19.6)	(58.3)	(2.8)
	Year to date	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(5.4)
Exploration, feasibility and evaluation costs	June 2015	-	-	-	-	-	**(11.9)**
	March 2015	-	-	-	-	-	(4.5)
	Year to date	-	-	-	-	-	(17.5)
Non sustaining capital expenditure	June 2015	-	-	-	-	-	-
	March 2015	-	-	-	-	-	-
	Year to date	-	-	-	-	-	-
Total all-in cost[3]	June 2015	**(236.9)**	**(101.4)**	**(58.0)**	**(20.2)**	**(57.4)**	**(14.5)**
	March 2015	(236.1)	(101.5)	(56.7)	(19.6)	(58.3)	(8.4)
	Year to date	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(22.9)
Total all-in sustaining cost	June 2015	**(236.9)**	**(101.4)**	**(58.0)**	**(20.2)**	**(57.4)**	**(2.6)**
	March 2015	(236.1)	(101.5)	(56.7)	(19.6)	(58.3)	(2.8)
	Year to date	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(5.4)
Gold only ounces sold – (000 ounces)	June 2015	**235.0**	**89.2**	**53.8**	**17.4**	**74.6**	-
	March 2015	241.4	98.7	59.6	11.2	72.0	-
	Year to date	476.4	187.9	113.4	28.5	146.5	-
AISC per ounce of gold sold US$/oz	June 2015	**1,008**	**1,136**	**1,077**	**1,164**	**770**	-
	March 2015	978	1,029	951	1,757	810	-
	Year to date	990	1,079	1,001	1,400	789	-
Total all-in cost	June 2015	**(236.9)**	**(101.4)**	**(58.0)**	**(20.2)**	**(57.4)**	**(14.5)**
	March 2015	(236.1)	(101.5)	(56.7)	(19.6)	(58.3)	(8.4)
	Year to date	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(22.9)
Gold only ounces sold – (000 ounces)	June 2015	**235.0**	**89.2**	**53.8**	**17.4**	**74.6**	-
	March 2015	241.4	98.7	59.6	11.2	72.0	-
	Year to date	476.4	187.9	113.4	28.5	146.5	-
AIC per ounce of gold sold US$/oz	June 2015	**1,008**	**1,136**	**1,077**	**1,164**	**770**	-
	March 2015	978	1,029	951	1,757	810	-
	Year to date	990	1,079	1,001	1,400	789	-

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Operations	South Africa Region	West Africa Region			South America
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
All-in sustaining costs	**June 2015**	**(534.1)**	**(73.3)**	**(203.3)**	**(146.5)**	**(56.8)**	**(18.1)**
(per table on page 22)	March 2015	(550.4)	(70.0)	(227.1)	(176.4)	(50.7)	(14.3)
	Year to date	(1,083.4)	(143.3)	(430.6)	(323.0)	(107.6)	(32.5)
Add back by-product credits	**June 2015**	**42.3**	**-**	**0.1**	**0.1**	**-**	**42.0**
	March 2015	24.6	0.1	0.8	0.8	-	23.5
	Year to date	66.9	0.1	0.9	0.9	-	65.5
All-in sustaining costs gross	**June 2015**	**(576.4)**	**(73.3)**	**(203.4)**	**(146.6)**	**(56.8)**	**(60.1)**
of by-product credits	March 2015	(575.0)	(70.1)	(227.9)	(177.2)	(50.7)	(37.8)
	Year to date	(1,150.3)	(143.4)	(431.5)	(323.9)	(107.6)	(98.0)
Gold equivalent ounces sold	**June 2015**	**562.1**	**38.7**	**197.7**	**156.2**	**41.5**	**90.8**
	March 2015	508.9	36.3	174.8	135.8	39.0	56.4
	Year to date	1,071.0	75.0	372.5	292.0	80.5	147.2
AISC gross of by-product	**June 2015**	**1,025**	**1,895**	**1,029**	**939**	**1,370**	**662**
credits per equivalent ounce	March 2015	1,130	1,932	1,304	1,305	1,299	671
of gold – US$/eq oz	Year to date	1,074	1,913	1,158	1,109	1,336	666
All-in costs	**June 2015**	**(549.5)**	**(76.8)**	**(203.3)**	**(146.5)**	**(56.8)**	**(18.1)**
(per table on page 22)	March 2015	(560.6)	(74.6)	(227.1)	(176.4)	(50.7)	(14.3)
	Year to date	(1,109.0)	(151.4)	(430.6)	(323.0)	(107.6)	(32.5)
Add back by-product credits	**June 2015**	**42.3**	**-**	**0.1**	**0.1**	**-**	**42.0**
	March 2015	24.6	0.1	0.8	0.8	-	23.5
	Year to date	66.9	0.1	0.9	0.9	-	65.5
All-in costs gross of by-product credits	**June 2015**	**(591.8)**	**(76.8)**	**(203.4)**	**(146.6)**	**(56.8)**	**(60.1)**
	March 2015	(585.2)	(74.7)	(227.9)	(177.2)	(50.7)	(37.8)
	Year to date	(1,175.9)	(151.5)	(431.5)	(323.9)	(107.6)	(98.0)
Gold equivalent ounces sold	**June 2015**	**562.1**	**38.7**	**197.7**	**156.2**	**41.5**	**90.8**
	March 2015	508.9	36.3	174.8	135.8	39.0	56.4
	Year to date	1,071.0	75.0	372.5	292.0	80.5	147.2
AIC gross of by-product	**June 2015**	**1,053**	**1,986**	**1,029**	**939**	**1,370**	**662**
credits per equivalent ounce	March 2015	1,150	2,058	1,304	1,305	1,299	671
of gold – US$/eq oz	Year to date	1,098	2,021	1,158	1,109	1,336	666

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Australia Region					Corporate and projects
		Australia					
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	
All-in sustaining costs	June 2015	**(236.9)**	**(101.4)**	**(58.0)**	**(20.2)**	**(57.4)**	**(2.6)**
(per table on page 23)	March 2015	(236.1)	(101.5)	(56.7)	(19.6)	(58.3)	(2.8)
	Year to date	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(5.4)
Add back by-product credits	June 2015	0.2	0.2	-	-	-	-
	March 2015	0.2	0.1	0.1	-	-	-
	Year to date	0.4	0.3	0.1	-	-	-
All-in sustaining costs gross	June 2015	(237.1)	(101.5)	(58.0)	(20.2)	(57.4)	(2.6)
of by-product credits	March 2015	(236.3)	(101.6)	(56.8)	(19.6)	(58.3)	(2.8)
	Year to date	(472.2)	(203.0)	(113.6)	(39.9)	(115.7)	(5.4)
Gold equivalent ounces sold	June 2015	235.0	89.2	53.8	17.4	74.6	-
	March 2015	241.4	98.7	59.6	11.2	72.0	-
	Year to date	476.4	187.9	113.4	28.5	146.6	-
AISC gross of by-product	June 2015	**1,009**	**1,138**	**1,077**	**1,164**	**770**	**-**
credits per equivalent ounce	March 2015	979	1,030	952	1,757	810	-
of gold – US$/eq oz	Year to date	991	1,080	1,002	1,400	789	-
All-in costs	June 2015	**(236.9)**	**(101.4)**	**(58.0)**	**(20.2)**	**(57.4)**	**(14.5)**
(per table on page 23)	March 2015	(236.1)	(101.5)	(56.7)	(19.6)	(58.3)	(8.4)
	Year to date	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(22.9)
Add back by-product credits	June 2015	0.2	0.2	-	-	-	-
	March 2015	0.2	0.1	0.1	-	-	-
	Year to date	0.4	0.3	0.1	-	-	-
All-in costs gross of by-	June 2015	(237.1)	(101.5)	(58.0)	(20.2)	(57.4)	(14.5)
product credits	March 2015	(236.3)	(101.6)	(56.8)	(19.6)	(58.3)	(8.4)
	Year to date	(472.2)	(203.0)	(113.6)	(39.9)	(115.7)	(22.9)
Gold equivalent ounces sold	June 2015	235.0	89.2	53.8	17.4	74.6	-
	March 2015	241.4	98.7	59.6	11.2	72.0	-
	Year to date	476.4	187.9	113.4	28.5	146.6	-
AIC gross of by-product	June 2015	**1,009**	**1,138**	**1,077**	**1,164**	**770**	**-**
credits per equivalent ounce	March 2015	979	1,030	952	1,757	810	-
of gold – US$/eq oz	Year to date	991	1,080	1,002	1,400	789	-

Underground and surface

UNITED STATES DOLLARS, IMPERIAL OUNCES WITH METRIC TONNES AND GRADE	Total Mine Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
			Ghana			Peru	Australia				
		South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives[#]	Agnew/ Lawlers	Darlot	Granny Smith
Ore milled/treated (000 tonnes)											
– underground ore **June 2015**	**1,380**	**268**	**-**	**-**	**-**	**-**	**1,112**	**308**	**314**	**128**	**361**
March 2015	1,388	225	-	-	-	-	1,163	395	312	86	370
Year to date	2,768	493	-	-	-	-	2,275	703	626	214	731
– underground waste **June 2015**	**3**	**3**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
March 2015	6	6	-	-	-	-	-	-	-	-	-
Year to date	9	9	-	-	-	-	-	-	-	-	-
– surface ore **June 2015**	**6,777**	**27**	**4,514**	**3,421**	**1,093**	**1,633**	**604**	**604**	**-**	**-**	**-**
March 2015	6,779	31	4,402	3,385	1,017	1,597	749	749	-	-	-
Year to date	13,556	58	8,916	6,806	2,110	3,230	1,353	1,353	-	-	-
– total milled **June 2015**	**8,160**	**298**	**4,514**	**3,421**	**1,093**	**1,633**	**1,715**	**912**	**314**	**128**	**361**
March 2015	8,173	262	4,402	3,385	1,017	1,597	1,912	1,144	312	86	370
Year to date	16,333	560	8,916	6,806	2,110	3,230	3,627	2,056	626	214	731
Yield (grams per tonne)											
– underground ore **June 2015**	**5.3**	**4.5**	**-**	**-**	**-**	**-**	**5.5**	**5.0**	**5.3**	**4.2**	**6.4**
March 2015	5.1	5.0	-	-	-	-	5.2	4.1	5.9	4.0	6.1
Year to date	5.2	4.7	-	-	-	-	5.3	4.5	5.6	4.1	6.2
– underground waste **June 2015**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
March 2015	-	-	-	-	-	-	-	-	-	-	-
Year to date	-	-	-	-	-	-	-	-	-	-	-
– surface ore **June 2015**	**1.4**	**-**	**1.3**	**1.4**	**1.2**	**1.6**	**2.1**	**2.1**	**-**	**-**	**-**
March 2015	1.3	-	1.2	1.2	1.2	1.3	2.0	2.0	-	-	-
Year to date	1.4	-	1.3	1.3	1.2	1.4	1.8	1.8	-	-	-
– combined **June 2015**	**2.1**	**4.0**	**1.3**	**1.4**	**1.2**	**1.6**	**4.2**	**3.0**	**5.3**	**4.2**	**6.4**
March 2015	2.0	4.3	1.2	1.2	1.2	1.3	3.9	2.7	5.9	4.0	6.1
Year to date	2.0	4.2	1.3	1.3	1.2	1.4	4.1	2.8	5.6	4.1	6.2
Gold produced (000 ounces)											
– underground ore **June 2015**	**233.6**	**38.7**	**-**	**-**	**-**	**-**	**194.9**	**49.2**	**53.8**	**17.4**	**74.6**
March 2015	230.4	35.9	-	-	-	-	194.2	51.5	59.6	11.2	72.0
Year to date	464.0	74.6	-	-	-	-	389.1	100.7	113.4	28.5	146.6
– underground waste **June 2015**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
March 2015	-	-	-	-	-	-	-	-	-	-	-
Year to date	-	-	-	-	-	-	-	-	-	-	-
– surface ore **June 2015**	**321.3**	**-**	**197.7**	**156.2**	**41.5**	**83.6**	**40.0**	**40.0**	**-**	**-**	**-**
March 2015	288.7	0.2	174.8	135.8	39.0	66.6	47.2	47.2	-	-	-
Year to date	610.0	0.2	372.5	292.0	80.5	150.2	87.2	87.2	-	-	-
– total **June 2015**	**554.9**	**38.7**	**197.7**	**156.2**	**41.5**	**83.6**	**235.0**	**89.2**	**53.8**	**17.4**	**74.6**
March 2015	519.1	36.3	174.8	135.8	39.0	66.6	241.4	98.7	59.6	11.2	72.0
Year to date	1,074.0	75.0	372.5	292.0	80.5	150.2	476.4	187.9	113.4	28.5	146.6
Operating costs (dollar per tonne)											
– underground **June 2015**	**129**	**216**	**-**	**-**	**-**	**-**	**107**	**110**	**118**	**112**	**97**
March 2015	123	235	-	-	-	-	100	80	117	173	90
Year to date	126	224	-	-	-	-	104	93	115	137	94
– surface **June 2015**	**27**	**-**	**29**	**24**	**44**	**23**	**19**	**19**	**-**	**-**	**-**
March 2015	27	-	29	25	44	21	30	30	-	-	-
Year to date	27	-	29	25	44	22	25	25	-	-	-
– total **June 2015**	**44**	**196**	**29**	**24**	**44**	**23**	**77**	**50**	**118**	**112**	**97**
March 2015	44	207	29	25	44	21	73	47	117	173	90
Year to date	44	201	29	25	44	22	75	48	117	137	94

[#] June quarter includes 1,500 ounces at St Ives, from rinsing inventory at the heap leach operations.

Administration and corporate information

Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 562 9829
e-mail: lucy.mokoka@goldfields.co.za

Registered office
JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries
LONDON
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

American depository receipts transfer agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za

NORTH AMERICA
Willie Jacobsz
Tel: +1 617 535 7545
Mobile: +1 857 241 7127
e-mail: willie.jacobsz@goldfields.co.za

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer secretaries
SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road

Beckenham
Kent BR3 4TU
England

Tel: 0871 664 0300 [calls cost 10p a minute plus network extras,
lines are open 8.30am – 5pm Mon-Fri] or [from overseas]
+44 20 8639 3399

Fax: +44 20 8658 3430

e-mail:ssd@capitaregistrars.com

Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

Website

WWW.GOLDFIELDS.COM

Listings
JSE / NYSE / NASDAQ Dubai: GFI
SWX: GOLI

Directors
CA Carolus (*Chair*) ° N J Holland *• (*Chief Executive Officer*) P A Schmidt • (*Chief Financial Officer*)
K Ansah # A R Hill ≠° G M Wilson ° R P Menell ° D N Murray ° D M J Ncube °

* British # Ghanaian ≠ Canadian
° Independent Director • Non-independent Director

Forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields' mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of the Group's business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
• the adequacy of the Group's insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 20 August 2015

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer